    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 30, 1996

                                                      REGISTRATION NO. 333-
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                             TORCHMARK CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                ---------------
              DELAWARE                              63-0780404
  (STATE OR OTHER JURISDICTION OF      (I.R.S. EMPLOYER IDENTIFICATION NO.)
   INCORPORATION OR ORGANIZATION)

                            2001 THIRD AVENUE SOUTH
                           BIRMINGHAM, ALABAMA 35233
                                (205) 325-4200
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                ---------------
                              WILLIAM C. BARCLIFT
                      VICE PRESIDENT AND GENERAL COUNSEL
                             TORCHMARK CORPORATION
                            2001 THIRD AVENUE SOUTH
                           BIRMINGHAM, ALABAMA 35233
                                (205) 325-4200
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                  COPIES TO:

   RALPH F. MACDONALD, III, ESQ.               JOHN M. BRANDOW, ESQ.
           ALSTON & BIRD                       DAVIS POLK & WARDWELL
        ONE ATLANTIC CENTER                    450 LEXINGTON AVENUE
     1201 WEST PEACHTREE STREET              NEW YORK, NEW YORK 10017
       ATLANTA, GA 30309-3424                     (212) 450-4000
           (404) 881-7000
                                ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement.
  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities being offered only in connection with dividend or interest reinvestment plans, please check the following box. [_]
  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
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- -------------------------------------------------------------------------------

                                            PROPOSED    PROPOSED
                                             MAXIMUM    MAXIMUM
                                   AMOUNT   OFFERING   AGGREGATE    AMOUNT OF
     TITLE OF EACH CLASS OF        TO BE    PRICE PER   OFFERING   REGISTRATION
  SECURITIES TO BE REGISTERED    REGISTERED  PEPS(1)    PRICE(1)       FEE
- -------------------------------------------------------------------------------
PEPS(2)........................  4,130,000   $38.50   $159,005,000  $54,829.31

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the registration fee.
(2) Each PEPS is a Unit that includes a Senior Note and a Purchase Contract.
                                ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)
Issued August , 1996
                                4,130,000 PEPSsm
                % Participating Exchangeable Premium Securitiessm
                             Torchmark Corporation


LOGO                          % PEPS due      , 2000
     (Payable in Shares of Common Stock, Par Value $.01 Per Share, of Vesta
                         Insurance Group, Inc. or cash)
                                  ----------
  Each Participating Exchangeable Premium Security (a "PEPS") will be a unit
consisting of (i) a  % Senior Note (a "Note") due       , 2000 (the "Settlement
Date") of Torchmark Corporation ("Torchmark") in the principal amount of $
(the closing price of the common stock, par value $.01 per share (the "Vesta
Common Stock"), of Vesta Insurance Group, Inc. ("Vesta") on      , 1996, as
reported on the New York Stock Exchange Composite Tape) (the "Stated Amount") and (ii) a related non-separable Purchase Contract (a "Purchase Contract") requiring the holder to purchase from Torchmark on the Settlement Date a number of shares of Vesta Common Stock equal to the Settlement Rate (as defined herein) at a purchase price equal to the Stated Amount. Alternatively, Torchmark will have the option, upon 30 days' prior notice to the holder of a PEPS, to settle the related Purchase Contract by delivering (i) cash in an amount equal to the Applicable Market Price (as defined herein) of the shares of Vesta Common Stock otherwise deliverable or (ii) a combination of cash and shares of Vesta Common Stock. The Settlement Rate will be calculated as follows (subject to adjustment under certain circumstances): (a) if the Applicable Market Price per share of Vesta Common Stock is greater than or equal to $
per share (the "Threshold Appreciation Price"),      shares of Vesta Common
Stock per Purchase Contract, (b) if the Applicable Market Price is less than the Threshold Appreciation Price but is greater than the Stated Amount, a fractional share of Vesta Common Stock per Purchase Contract so that the value thereof (determined at the Applicable Market Price) is equal to the Stated Amount and (c) if the Applicable Market Price is less than or equal to the Stated Amount, one share of Vesta Common Stock per Purchase Contract. The "Applicable Market Price" means the Average Market Price per share of Vesta Common Stock determined as of the second scheduled Trading Day immediately preceding the Settlement Date. The "Average Market Price" as of any date means the average of the closing prices per share of Vesta Common Stock on the New York Stock Exchange Composite Tape over the 20 Trading Days immediately prior to such date.

  Each PEPS will entitle the holder thereof to receive  % of the Stated Amount
per annum (equivalent to $    per annum) in interest payments on the related
Note. Interest on the Notes will accrue from the date of original issuance of the PEPS (the "Issue Date") and will be payable quarterly in arrears on each
      ,        ,        and         (each a "Payment Date") beginning       ,
1996. The Notes will not be redeemable prior to the Settlement Date and will not be subject to any sinking fund.

  Interest on the PEPS will accrue at a higher rate than the rate at which dividends are currently paid on the Vesta Common Stock. The opportunity for equity appreciation afforded by an investment in the PEPS is less than that afforded by an investment in the Vesta Common Stock because a holder of a PEPS may receive, in respect of such PEPS on the Settlement Date, less than one share of Vesta Common Stock or the Applicable Market Price thereof in cash. The value of the Vesta Common Stock or cash received by a holder of a PEPS on the Settlement Date may be more or less than the issue price of the PEPS, and therefore an investment in the PEPS may result in a loss.

  The Vesta Common Stock is listed on the New York Stock Exchange ("NYSE")
under the symbol VTA. On       , 1996, the Closing Price of the Vesta Common
Stock on the NYSE Composite Tape was $   per share. See "Price Range of Vesta
Common Stock and Dividends."

  Attached hereto as Appendix A is a prospectus of Vesta (the "Vesta Prospectus") covering the shares of Vesta Common Stock that may be received upon settlement of a Purchase Contract. Information relating to Vesta set forth herein and in the Vesta Prospectus was prepared by and is the sole responsibility of Vesta. Torchmark makes no representation or warranty with respect thereto, and the Vesta Prospectus does not constitute a part of this Prospectus and is not incorporated herein by reference.
                                                        (Continued on next page)
                                  ----------
    SEE "RISK FACTORS RELATING TO THE PEPS" BEGINNING ON PAGE   HEREOF FOR A
     DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CAREFULLY CONSIDERED BY A
                         PROSPECTIVE PURCHASER OF PEPS.
                                  ----------

  THESE SECURITIES HAVE  NOT BEEN  APPROVED OR DISAPPROVED  BY THE  SECURITIES
    AND EXCHANGE COMMISSION OR ANY  STATE SECURITIES COMMISSION NOR HAS  THE
      SECURITIES  AND  EXCHANGE   COMMISSION  OR   ANY  STATE   SECURITIES
        COMMISSION  PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF   THIS
          PROSPECTUS.  ANY  REPRESENTATION  TO   THE  CONTRARY  IS   A
            CRIMINAL OFFENSE.
                                  ----------
                               PRICE $    A PEPS
                                  ----------

                                         UNDERWRITING DISCOUNTS   PROCEEDS TO
                      PRICE TO PUBLIC(1)   AND COMMISSIONS(2)   TORCHMARK(1)(3)
                      ------------------ ---------------------- ---------------
Per PEPS.............        $                    $                   $
Total................        $                    $                   $

- -----
  (1)Plus accrued interest, if any, from        , 1996.
  (2)Torchmark and Vesta have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
  (3)Before deducting expenses payable by Torchmark estimated to be    .

  The PEPS are offered subject to prior sale, when, as and if accepted by the Underwriters named herein, and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that
delivery of the PEPS will be made on or about       , 1996 at the offices of
Morgan Stanley & Co. Incorporated, New York, New York, against payment therefor in immediately available funds.
                                  ----------
                              MORGAN STANLEY & CO.
                                  Incorporated

        , 1996

(Continued from previous page)

  On the Settlement Date, each PEPS holder will be deemed to have instructed the Unit Agent (as defined herein) to apply an amount equal to the Stated Amount of the Note constituting a part of such PEPS in satisfaction of the related Purchase Contract. Any interest payable on such Note on the Settlement Date will be paid to the PEPS holder in cash.

  PEPS may be issued as Definitive PEPS or Book-Entry PEPS. Beneficial interests in Book-Entry PEPS will be shown on, and transfers thereof will be effected only through, records maintained by The Depository Trust Company or its nominee ("DTC") and its participants. Unless a holder requests that such holder's PEPS be issued as Definitive PEPS, all PEPS will be issued as Book-Entry PEPS.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE PEPS OR THE VESTA COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  NO PERSON IS AUTHORIZED BY TORCHMARK, VESTA, THE UNDERWRITERS OR ANY DEALER TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN SO AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION CONTAINED HEREIN OR INCORPORATED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                     PAGE
                                     ----
Available Information..............    2
Documents Incorporated by
 Reference.........................    2
Special Note Regarding Forward
 Looking Statements................    3
Prospectus Summary.................    3
Risk Factors Relating to the PEPS..   11
Torchmark Corporation..............   13
Vesta Insurance Group, Inc. .......   18
Price Range of Vesta Common Stock
 and Dividends.....................   19
Relationship Between Torchmark and
 Vesta.............................   19

                                      PAGE
                                      ----
Ratio of Earnings to Fixed Charges..   20
Capitalization......................   21
Accounting Treatment of the PEPS....   21
Use of Proceeds.....................   22
Description of the PEPS.............   22
Certain United States Federal Income
 Tax Considerations.................   33
Underwriters........................   37
Legal Matters.......................   37
Experts.............................   37
Appendix A

                               ----------------

  NO PURCHASER MAY ACQUIRE DIRECTLY OR INDIRECTLY 5% OR MORE OF VESTA'S OUTSTANDING COMMON STOCK WITHOUT PRIOR REGULATORY ACTION OR WAIVER BY THE ALABAMA INSURANCE COMMISSIONER, AND NO PURCHASER MAY ACQUIRE DIRECTLY OR INDIRECTLY 10% OR MORE OF VESTA'S OUTSTANDING COMMON STOCK WITHOUT PRIOR REGULATORY ACTION OR WAIVER BY THE TEXAS AND HAWAII INSURANCE COMMISSIONERS. FOR THESE PURPOSES, PURCHASERS OF PEPS MAY BE DEEMED TO BE HOLDERS OF VESTA COMMON STOCK AS A RESULT OF THEIR HOLDINGS OF PEPS. THE ALABAMA INSURANCE COMMISSIONER HAS ADVISED TORCHMARK THAT ANY PERSON WHO HAS THE RIGHT TO ACQUIRE VESTA COMMON STOCK AS A RESULT OF HOLDING PEPS AND WHO HOLDS MORE THAN 5% OF THE OUTSTANDING SHARES OF VESTA COMMON STOCK, INCLUDING SHARES RECEIVABLE UPON SETTLEMENT OF THE PEPS, MUST AGREE IN WRITING AT THE TIME OF PURCHASE OF SUCH PEPS THAT IT CANNOT DIRECTLY OR INDIRECTLY OWN, CONTROL, HOLD OR HAVE THE RIGHT TO ACQUIRE IN ANY MANNER 10% OR MORE OF THE TOTAL OUTSTANDING SHARES OF VESTA COMMON STOCK WITHOUT THE PRIOR APPROVAL OF THE ALABAMA INSURANCE COMMISSIONER.

                               ----------------

  FOR NORTH CAROLINA PURCHASERS: THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA, NOR HAS THE COMMISSIONER OF INSURANCE RULED ON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

                               ----------------

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

  Certain of the matters discussed in this Prospectus or in the information incorporated by reference herein may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act") and as such may involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Torchmark to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information included elsewhere in this Prospectus and the Vesta Prospectus relating to Vesta and the Vesta Common Stock attached hereto as Appendix A, and by the information incorporated by reference in this Prospectus and the Vesta Prospectus, respectively.

                             TORCHMARK CORPORATION

  Torchmark is an insurance and diversified financial services holding company. Through its life insurance subsidiaries, including Liberty National Life Insurance Company ("Liberty"), Globe Life And Accident Insurance Company ("Globe"), United American Insurance Company ("United American"), and American Income Life Insurance Company ("American Income"), Torchmark offers a portfolio of life and health insurance products. Through United Investors Management Company, a wholly-owned subsidiary that owns Waddell & Reed, Inc. ("W&R"), United Investors Life Insurance Company ("UILIC") and Torch Energy Advisors Incorporated ("Torch Energy"), Torchmark offers institutional investment management services and individual financial planning and products, including life insurance, annuities and mutual funds, and has engaged in certain activities in the energy industry.

  Torchmark is currently negotiating the sale of Torch Energy, and has decided to sell its coalbed methane gas development in the Black Warrior Basin of Alabama due to disappointments in lower coal seam gas production. As a result, Torchmark has elected to exit the energy industry and has treated this segment of its business as a discontinued operation. See "Torchmark Corporation" herein.

  On February 1, 1996, Torchmark announced (the "February Announcement") that it was exploring a strategic restructuring that could include dividing Torchmark into separate, publicly traded operating companies and that it had engaged Morgan Stanley & Co. Incorporated ("Morgan Stanley") as its financial advisor for this purpose. A number of possible alternatives were examined and on July 30, 1996, Torchmark announced (the "July Announcement") that its Board of Directors had determined that none of the reasonably achievable restructuring options provided sufficient likelihood of creating more long term shareholder value than the current balanced structure of complementary life insurance and asset management businesses. Accordingly, Torchmark indicated that it would (1) reduce its discontinued operations by approximately $80 million through a distribution to Torchmark of marketable securities and
Section 29 energy tax credits to facilitate the sale of the remaining discontinued operations; (2) monetize a substantial portion of its Vesta holdings by issuing a security mandatorily exchangeable for Vesta Common Stock or cash at Torchmark's option through this offering or otherwise; and (3) renew its share repurchase program to acquire its common stock in the open market or privately negotiated transactions as conditions warrant, provided that its debt to total capital ratio does not exceed approximately 40% and that no opportunities for acquisitions offering superior returns are available.

  Following Torchmark's February Announcement, Moody's Investors Service, Inc. ("Moody's) placed the debt ratings of Torchmark (senior debt at "A3" and its short-term obligations, including commercial paper, at "Prime-2") and the preferred stock rating of Torchmark Capital L.L.C. ("Torchmark Capital"), a wholly owned, special purpose finance subsidiary of Torchmark (at "A3"), on review for a possible downgrade. Standard & Poor's Ratings Services ("Standard & Poor's") also announced that it had placed the ratings of Torchmark and its affiliates on CreditWatch with negative implications. At the time of such announcement, Standard & Poor's rated Torchmark's senior debt at "A", and commercial paper at "A-1", and the preferred stock of Torchmark Capital at "A- ". Moody's and Standard & Poor's have not changed their positions regarding the ratings of Torchmark and its affiliates since the July Announcement.

                          VESTA INSURANCE GROUP, INC.

  Vesta is a holding company for a group of property and casualty insurance subsidiaries, including Vesta Fire Insurance Corporation ("Vesta Fire"), which offer treaty reinsurance and primary insurance on personal and commercial risks. In both its reinsurance and primary insurance operations, Vesta focuses primarily on property coverages. Gross premiums written by Vesta in 1995 and the six months ended June 30, 1996 totaled $586.8 million and $380.0 million, respectively. Vesta's consolidated stockholders' equity at December 31, 1995 and June 30, 1996 was $280.6 million and $302.9 million, respectively.

 Vesta provides treaty reinsurance, principally through reinsurance intermediaries, to small and medium-sized regional insurance companies located primarily in the southwestern, midwestern and northeastern United States. The reinsurance of personal and commercial property risks accounted for approximately 88% of Vesta's gross reinsurance premiums written in 1995. The principal lines of business reinsured by Vesta include homeowner and commercial property coverages, non-standard automobile insurance and collateral protection insurance. With respect to Vesta's reinsurance operations, gross premiums written were $422.7 million for the year ended December 31, 1995, compared with $242.0 million for the year ended December 31, 1994, while net premiums earned were $290.7 million and $191.7 million during the same periods, respectively. For the six months ended June 30, 1996, gross premiums written were $380.0 million and net premiums earned were $260.4 million, compared to $227.3 million and $135.4, respectively, for the first six months of 1995.

  Vesta was incorporated in Delaware on July 9, 1993, to be the holding company for the property and casualty insurance subsidiaries of Torchmark. Prior to its initial public offering of common stock in November 1993, Vesta was a wholly-owned subsidiary of Torchmark. See "Vesta Insurance Group, Inc." herein, the Vesta Prospectus and information included or incorporated therein for further information regarding Vesta.

  Through its subsidiary, Liberty, Torchmark indirectly owns approximately 27% of Vesta's Common Stock, or 5.13 million shares of Vesta Common Stock. Vesta is accounted for in Torchmark's financial statements as an unconsolidated subsidiary using the equity method. The PEPS offered hereby relate only to 4.13 million shares of the Vesta Common Stock held by Torchmark.

                               THE PEPS OFFERING

ISSUE PRICE.....................    $

PEPS OFFERED....................    4,130,000 PEPS. Each PEPS will be a unit
                                    consisting of (i) a Note having a principal amount equal to the Stated Amount and (ii) a related non-separable Purchase Contract.

PURCHASE CONTRACTS..............    Each Purchase Contract will obligate the
                                    holder thereof to purchase from Torchmark on the Settlement Date (or any Acceleration
                                    Date (as defined herein)) a number of
                                    shares of Vesta Common Stock or other Ex-change Property (as defined herein) equal to the Settlement Rate (as defined herein) at a purchase price equal to the Stated
                                    Amount. Alternatively, Torchmark will have the option, upon 30 days' prior notice to the holder of a PEPS, to settle the related
                                    Purchase Contract by delivering cash in an amount equal to the Applicable Market Price of the shares of Vesta Common Stock or other Exchange Property otherwise delivera-ble, or a combination of cash and Vesta
                                    Common Stock or other Exchange Property.
                                    Torchmark currently intends to deliver
                                    shares of Vesta Common Stock (at the Set-tlement Rate) to holders of Purchase Con-tracts at the Settlement Date.

                                    The Settlement Rate will be calculated as
                                    follows (subject to adjustment under cer-
                                    tain circumstances): (a) if the Applicable
                                    Market Price (as defined herein) per share
                                    of Vesta Common Stock is greater than or
                                    equal to $    per share (the "Threshold Ap-
                                    preciation Price"),     shares of Vesta
                                    Common Stock per Purchase Contract, (b) if the Applicable Market Price is less than the Threshold Appreciation Price but is greater than the Stated Amount, a frac-tional share of Vesta Common Stock per Pur-chase Contract so that the value thereof (determined at the Applicable Market Price) is equal to the Stated Amount and (c) if the Applicable Market Price is less than or equal to the Stated Amount, one share of Vesta Common Stock per Purchase Contract. The "Applicable Market Price" means the Av-erage Market Price per share of Vesta Com-mon Stock determined as of the second scheduled Trading Day immediately preceding the Settlement Date (or any Acceleration
                                    Date). The "Average Market Price" as of any date means the average of the closing prices per share of Vesta Common Stock on the New York Stock Exchange Composite Tape over the 20 Trading Days immediately prior to such date. See "Description of the PEPS--Description of the Purchase Con-tracts."

ADJUSTMENTS TO SETTLEMENT           The amount of Vesta Common Stock and/or the
 RATE...........................    amount or type of other Exchange Property
                                    deliverable upon settlement of each Pur-chase Contract is subject to adjustment as a result of certain Adjustment Events (as defined herein) and distributions of certain rights or war-rants. See "Description of the PEPS--De-scription of the Purchase Contracts--Dilu-tion Adjustments".


NOTES...........................    Each Note will have a principal amount of
                                    $   and will be due and payable on the Set-
                                    tlement Date. The Notes will be unsecured and will rank pari passu with all other unsecured and unsubordinated senior indebt-edness of Torchmark. The Notes will not be redeemable prior to the Settlement Date and will not be subject to any sinking fund.
                                    See "Description of the PEPS--Description of the Notes."

INDENTURE COVENANTS.............    The Notes are being issued pursuant to a
                                    Supplemental Indenture dated as of      ,
                                    1996 to an Indenture between the Company and The First National Bank of Chicago
                                    ("First Chicago") as Successor Trustee (the
                                    "Trustee") dated as of February 1, 1987 (as heretofore amended and supplemented, including the Supplemental Indenture, the
                                    "Indenture"). The Indenture will contain a number of covenants that will limit, among other things, the incurrence of certain liens by Torchmark or by certain designated subsidiaries, Torchmark's merger with or consolidation into another corporation and the ability of Torchmark to engage in certain asset dispositions. The Indenture will also contain a covenant requiring
                                    Torchmark or any Initial Guarantor or
                                    Substitute Guarantor (each as defined
                                    herein), if any, to own, directly or
                                    indirectly, at all times prior to
                                    settlement of all Purchase Contracts a
                                    number of shares of Vesta Common Stock that is at least equal to the maximum number of shares of Vesta Common Stock that are deliverable upon settlement of all then outstanding Purchase Contracts. In addition, Torchmark will covenant in the Indenture that so long as it is subject to
                                    Section 16 of the Exchange Act of 1934, as amended ("Section 16") with respect to the Vesta Common Stock or any other Exchange
                                    Property, it will not engage in any
                                    transaction that will violate paragraph (c) of Section 16 with respect to the PEPS. See
                                    "Description of the PEPS--Description of the Notes--Limitation on Liens," "--Merger and Consolidation," "--Certain Asset
                                    Dispositions" and "--Certain Provisions of the Unit Agreement--Ownership of Vesta
                                    Common Stock."

INTEREST PAYMENTS...............    Each PEPS will entitle the holder thereof
                                    to receive  % of the Stated Amount per an-
                                    num (equivalent to $   per annum), in in-
                                    terest payments on the related Note. Inter-
                                    est on the Notes will accrue from the Issue
                                    Date and will be payable quarterly in ar-
                                    rears on each       ,       ,        and
                                           (each a "Payment Date"), beginning
                                          , 1996. See "Description of the
                                    PEPS--Description of the Notes--General."

SETTLEMENT OF PURCHASE              On the Settlement Date or any Acceleration
CONTRACTS.......................    Date, each PEPS holder will be deemed to
                                    have instructed the Unit Agent to apply an amount equal to the Stated Amount of the Note constituting a part of such PEPS in satisfaction of the related Purchase Con-tract. Any interest payable on such Note on the Settlement Date or any Acceleration
                                    Date will be paid to the PEPS holder in
                                    cash.

ENHANCED INCOME; LESS
 INVESTMENT APPRECIATION THAN
 VESTA COMMON STOCK; NO
 ASSURANCE OF DELIVERY OF VESTA
 COMMON STOCK...................
                                    Interest payments on the PEPS will be paid at a rate per annum that is greater than the rate at which dividends are currently paid on the Vesta Common Stock. The oppor-tunity for equity appreciation afforded by an investment in the PEPS is less than that afforded by an investment in the Vesta Com-mon Stock because a holder of a PEPS may receive, in respect of such PEPS on the Settlement Date (or any Acceleration Date), less than one share of Vesta Common Stock (or the amount of other Exchange Property relating to one share of Vesta Common Stock) or the Applicable Market Price thereof in cash. The value of the shares of Vesta Common Stock (or other Exchange Prop-erty) or cash received by a holder of a PEPS on the Settlement Date (or any Accel-eration Date) may be less than the issue price of the PEPS, and therefore an invest-ment in the PEPS may result in a loss. See "Risk Factors--Relationship of PEPS and Vesta Common Stock."

ABSENCE OF TRADING MARKET.......    Prior to this offering, there has been no
                                    public market for the PEPS, and there can be no assurance that a market will develop.
                                    It is not possible to predict how the PEPs will trade in the secondary market. The
                                    Purchase Contracts will not be separable from the related Notes for trading or any other purpose, and no market will exist for the Purchase Contracts or Notes apart from the market, if any, for the PEPS. The PEPS will not be listed for trading on any na-tional securities exchange or automated in-ter-dealer quotation system.

FORMS OF PEPS...................    PEPS may be issued as Definitive PEPS or
                                    Book-Entry PEPS. Definitive PEPS will con-sist of units represented by definitive registered Purchase Contracts permanently attached to definitive registered Notes.
                                    Book-Entry PEPS will consist of units rep-resented by a global registered Purchase
                                    Contract and a global registered Note, ben-eficial interests in which will be shown on, and transfers of which will be effected only through, records maintained by DTC
                                    (with respect to participants' interests) and its participants.

                                    Unless a holder requests that such holder's
                                    PEPS be issued as Definitive PEPS, all PEPS will be issued as Book-Entry PEPS. If re-quested by a holder, Definitive PEPS may be issued in exchange for Book-Entry PEPS and vice-versa. See "Description of the PEPS-- Book-Entry PEPS."

UNIT AGREEMENT; UNIT AGENT......    The PEPS will be issued under the Unit
                                    Agreement (the "Unit Agreement") to be
                                    dated as of      , 1996, between Torchmark
                                    and First Chicago, as the agent with re-spect to the PEPS (together with any suc-cessor thereto in such capacity, the "Unit
                                    Agent"). The Unit Agreement will not be
                                    qualified as an indenture under the Trust
                                    Indenture Act of 1939, as amended (the
                                    "Trust Indenture Act"), and the Unit Agent will not be required to qualify as a trustee thereunder.

CERTAIN FEDERAL INCOME TAX
 CONSEQUENCES...................    Torchmark intends to treat each PEPS as a
                                    single security constituting indebtedness of Torchmark for United States federal in-come tax purposes, and the summary below assumes that the PEPS will be treated as such. For U.S. federal income tax purposes, a PEPS holder will be required to include in income, amounts of interest with respect to the PEPS, which will be accrued on a constant yield method and which will be de-termined based on the "comparable yield," as defined by applicable Treasury Regula-tions and as determined by Torchmark. Such amounts will exceed the payments of stated interest made under the PEPS. Upon the sale or exchange of a PEPS, the holder will rec-ognize gain or loss equal to the difference between the amount realized at such time and the holder's adjusted tax basis in the PEPS. The holder's adjusted tax basis in the PEPS will equal the cost of the PEPS to the holder, increased by the amount of in-terest income previously accrued by the holder on the PEPS, and decreased by the amount of all payments of stated interest previously made under the PEPS. Any gain recognized upon a sale or exchange of the PEPS must be treated by the holder as in-terest income. Any loss recognized at such time must be treated as an ordinary loss to the extent of all amounts previously in-cluded in the holder's income as interest, with the remainder of the loss being treated as a capital loss. Settlement of a PEPS by Torchmark on the Settlement Date will have U.S. federal income tax conse-quences for a PEPS holder which are de-scribed in "Certain United States Federal
                                    Income Tax Considerations--Tax Consequences to United States Holders--Sale, Exchange or
                                    Settlement of the PEPS."

                                    Due to the absence of statutory, judicial or administrative authority regarding the proper characterization of the PEPS for U.S. federal income tax purposes, there are substantial uncertainties regarding the U.S. federal income tax consequences of an investment in the PEPS. As a result, there can be no assurance that the Internal Reve-nue Service will agree with or that a court will uphold the treatment of the PEPS for U.S. federal income tax purposes as de-scribed herein. Each holder of the PEPS should consult its tax advisor regarding the U.S. federal income tax consequences of an investment in the PEPS. See "Certain United States Federal Income Tax Considera-tions."

USE OF PROCEEDS.................    To repay all of Torchmark's short-term in-
                                    debtedness, and for other general corporate purposes, including possible repurchases of
                                    Torchmark common stock.

                       RISK FACTORS RELATING TO THE PEPS

  Prospective holders of the PEPS should carefully consider, in addition to the other information set forth or incorporated by reference in this Prospectus, the following information and the information set forth or incorporated by reference in the Vesta Prospectus, including, without limitation, information under "Risk Factors."

HOLDERS WILL BE REQUIRED TO PURCHASE VESTA COMMON STOCK OR TO RECEIVE THE APPLICABLE MARKET PRICE THEREOF IN CASH

  Pursuant to each Purchase Contract, each holder of a PEPS will be required to purchase a number of shares of Vesta Common Stock (or other Exchange Property) equal to the Settlement Rate at a purchase price equal to the Stated Amount. Alternatively, Torchmark will have the option to settle a Purchase Contract by delivering (i) cash in an amount equal to the Applicable Market Price of the shares of Vesta Common Stock or other Exchange Property otherwise deliverable or (ii) a combination of cash and shares of Vesta Common Stock or other Exchange Property. On the Settlement Date or any Acceleration Date, each PEPS holder will be deemed to have instructed the Unit Agent to apply an amount equal to the Stated Amount of the Note constituting a part of such PEPS in satisfaction of the related Purchase Contract.

RELATIONSHIP OF PEPS AND VESTA COMMON STOCK

  The value of the Vesta Common Stock (or other Exchange Property) or cash received by a holder of a PEPS on the Settlement Date (or any Acceleration
Date) is not fixed, but is based on the market price of the Vesta Common Stock (or other Exchange Property) as specified in the Settlement Rate. The price of the Vesta Common Stock (or other Exchange Property) is subject to market fluctuations and, as a result, the value of the Vesta Common Stock (or other Exchange Property) or cash received by a holder of a PEPS on the Settlement Date (or any Acceleration Date) may be more or less than the issue price of the PEPS. Therefore, no assurance can be given that an investment in the PEPS will not result in a loss. For example, if the Applicable Market Price on the Settlement Date (or any Acceleration Date) is less than the Stated Amount, an investment in the PEPS may result in a loss.

  The opportunity for equity appreciation afforded by an investment in the PEPS is less than that afforded by an investment in the Vesta Common Stock because a holder of a PEPS may receive, in respect of such PEPS on the Settlement Date (or any Acceleration Date), less than one share of Vesta Common Stock (or the equivalent amount of other Exchange Property) or the Applicable Market Price thereof in cash. If Torchmark elects to settle a Purchase Contract by delivering cash, the amount of cash so delivered will be determined on the basis of the average of the Market Price (as defined herein) per share of Vesta Common Stock (or other Exchange Property) over the 20 Trading Days, immediately prior to the second Trading Day prior to the Settlement Date (or any Acceleration Date). The price of the Vesta Common Stock (or other Exchange Property) is subject to market fluctuations and, as a result, the amount of cash delivered on the Settlement Date (or any Acceleration Date) in respect of each Purchase Contract may be more or less than the market value on the Settlement Date (or any Acceleration Date) of the Vesta Common Stock (or other Exchange Property) that a holder would otherwise have been entitled to receive.

  The market price of PEPS at any time is expected to be affected primarily by changes in the price of the Vesta Common Stock and by changes in interest rates, as well as by factors affecting Torchmark. It is impossible to predict whether the price of Vesta Common Stock will rise or fall. Trading prices of Vesta Common Stock will be influenced by Vesta's operational results, the insurance regulations applicable to Vesta's businesses and by complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the market segment of which Vesta is a part. See the Vesta Prospectus attached hereto for more information regarding Vesta Common Stock.

EFFECT OF THE PEPS ON THE MARKET FOR VESTA COMMON STOCK

  It is expected that the PEPS will not be listed on the NYSE or any other national securities market. Any market that develops for the PEPS is likely to influence, and be influenced by, the market for the Vesta Common

Stock. For example, the price of the Vesta Common Stock could become more volatile and could be depressed by investors' anticipation of the potential resale in the market of substantial additional amounts of Vesta Common Stock received at the maturity or acceleration of the PEPS, by investors who view the PEPS as a more attractive means of equity participation in Vesta and by hedging or arbitrage trading activity that may develop involving the PEPS and Vesta Common Stock.

ABSENCE OF PLEDGE OR ESCROW; HOLDERS' RIGHTS WITH RESPECT TO VESTA COMMON
STOCK

  The Indenture will contain a covenant that Torchmark, or any Initial Guarantor or Substitute Guarantor, if any, directly or indirectly through a wholly owned subsidiary, at all times prior to the Settlement Date or any Acceleration Date, will own a number of shares of Vesta Common Stock that is at least equal to the maximum number that could be delivered in settlement of all then outstanding Purchase Contracts. No such shares of Vesta Common Stock will be pledged or otherwise held in escrow for the benefit of PEPS holders for use upon settlement of such Purchase Contract on the Settlement Date or any Acceleration Date.

  A holder of Purchase Contracts will not be entitled to any rights with respect to the Vesta Common Stock (including, without limitation, voting rights and the rights to receive any dividends or other distributions in respect thereof) until such time, if ever, as Torchmark delivers shares of Vesta Common Stock upon settlement of such Purchase Contracts.

PURCHASE FROM LIBERTY AND REGULATORY APPROVAL

  Currently, Torchmark owns all of its shares of Vesta Common Stock through its wholly-owned subsidiary, Liberty. Any delivery of shares of Vesta Common Stock owned by Liberty to Torchmark is subject to maintenance of adequate capital in Liberty to satisfy applicable regulatory requirements. As of the date hereof, the delivery of such shares of Vesta Common Stock upon settlement of the Purchase Contracts also would be subject to the receipt of prior approval from the Alabama Insurance Commissioner.

POSSIBLE ILLIQUIDITY OF THE SECONDARY MARKET

  It is not possible to predict how the PEPS will trade in the secondary market or whether such market will be liquid or illiquid. The PEPS are novel securities and there is currently no secondary market for the PEPS. The PEPS are not expected to be listed on any securities exchange or automated inter-dealer quotation system. The Underwriters currently intend, but are not obligated, to make a market in the PEPS. There can be no assurance that a secondary market will develop or, if a secondary market does develop, that it will provide the holders of the PEPS with liquidity of investment or that it will continue for the life of the PEPS.

NO OBLIGATION ON THE PART OF VESTA WITH RESPECT TO THE PEPS

  Vesta has no obligations with respect to the PEPS or amounts to be paid to holders thereof, including any obligation to take the needs of Torchmark with respect to the PEPS or the needs of holders of the PEPS into consideration for any reason. Vesta will not receive any of the proceeds of the offering of the PEPS made hereby. See "Relationship Between Torchmark and Vesta."

REGULATORY RESTRICTIONS ON OWNERSHIP OF VESTA COMMON STOCK

  In certain circumstances, various state insurance regulatory authorities require that persons who intend to acquire certain specified percentages of the capital stock of an insurance company or insurance holding company receive the prior approval of such regulatory authority prior to the acquisition of such shares. Investors who intend to acquire directly or indirectly 5% or more of the outstanding shares of Vesta Common Stock must obtain the prior approval of the Alabama Insurance Commissioner and investors who intend to acquire directly or indirectly 10% or more of Vesta Common Stock must obtain the prior approval of the Texas and Hawaii Insurance Commissioners. Such requirements may apply to ownership of PEPS and could have the effect of decreasing the demand for Vesta's Common Stock and, indirectly, the market price of the PEPS. In the absence of regulatory approval or receipt of an exemption, holders of a substantial number of PEPS may be required to dispose of PEPS (or shares of Vesta Common Stock acquired upon settlement of any Purchase Contract) prior to the Settlement Date or any Acceleration Date. The Alabama Insurance Commissioner has advised Torchmark that any person who holds more than 5% of the outstanding shares of Vesta Common Stock, including shares receivable upon settlement of the PEPS, must agree in writing at the time of purchase of such PEPS that it cannot directly or indirectly own, control, hold or have the right to acquire in any manner 10% or more of the total outstanding shares of Vesta Common Stock without the prior approval of the Alabama Insurance Commissioner.

UNIT AGREEMENT NOT QUALIFIED UNDER TRUST INDENTURE ACT; LIMITED OBLIGATIONS OF UNIT AGENT

  Although the Notes constituting a part of the PEPS will be issued pursuant to an Indenture qualified under the Trust Indenture Act, the Unit Agreement will not be qualified as an indenture under the Trust Indenture Act, and the Unit Agent will not be required to qualify as a trustee thereunder. Accordingly, holders of the PEPS will not have the benefit of the protection of the Trust Indenture Act. The protections generally afforded the holder of a security issued under an indenture that has been qualified under the Trust Indenture Act include disqualification of the indenture trustee for "conflicting interests" as defined under the Trust Indenture Act, provisions preventing a trustee that is also a creditor of the issuer from improving its own credit position at the expense of the security holders immediately prior to or after a default under the indenture and the requirement that the indenture trustee deliver reports at least annually with respect to certain matters concerning the indenture trustee and the securities. Under the terms of the Unit Agreement, the Unit Agent will not be required to resign as agent in the event of a "conflicting interest," will not be obligated to establish a separate account for the benefit of holders under the Unit Agreement and will not be required to furnish any annual reports. With respect to the Notes, a PEPS holder, as the holder of an underlying Note, will have the protection of the Indenture, which will be qualified under the Trust Indenture Act.

                             TORCHMARK CORPORATION

  Torchmark, an insurance and diversified financial services company, was incorporated in Delaware on November 29, 1979 as Liberty National Insurance Holding Company. Through a plan of reorganization, which became effective on December 30, 1980, it became parent company for the businesses operated by Liberty and Globe. United American, W&R and UILIC, along with their respective subsidiaries, were acquired in 1981. The name Torchmark Corporation was adopted on July 1, 1982. Family Service Life Insurance Company was purchased in July, 1990, and American Income was purchased in November 1994.

  Premium revenue of Torchmark in 1995 and the six months ended June 30, 1996, totaled $1.55 billion and $805.7 million, respectively. At June 30, 1996, Torchmark's total consolidated shareholders' equity was $1.56 billion and total consolidated assets were $9.41 billion.

  Through its life insurance subsidiaries, including Liberty, Globe, United American and American Income, Torchmark offers a portfolio of life and health insurance products. Through UIMCO, a wholly-owned subsidiary which owns W&R, UILIC and Torch Energy, Torchmark offers institutional investment management services and individual financial planning and products, including life insurance, annuities and mutual funds; provides management services with respect to oil and gas production and development; and engages in energy property acquisitions and dispositions, oil and gas product marketing and well operations. Torchmark owns 27% of Vesta, a property and casualty insurance holding company, which owns Vesta Fire (formerly Liberty National Fire Insurance Company), that offers industrial fire insurance, collateral protection insurance, personal and commercial property and casualty insurance and domestic reinsurance. See the Vesta Prospectus attached hereto as Appendix A for information concerning Vesta.

  Torchmark is currently negotiating the sale of Torch Energy, its energy management subsidiary. Torchmark decided to sell its coalbed methane gas development in the Black Warrior basin of Alabama due to disappointing lower coal seam gas production. Accordingly, the Black Warrior investment was written down to its estimated realizable value in the fourth quarter of 1995. As a result of the proposed disposal of Torch Energy and the decision to dispose of Black Warrior, Torchmark has elected to exit the energy industry, and has treated this segment of its business as a discontinued operation. Torchmark presently expects to complete the sale of these assets prior to year-end 1996.

  Torchmark's February Announcement stated that it was exploring a strategic restructuring that could include dividing Torchmark into separate, publicly traded operating companies and that it had engaged Morgan Stanley as its financial advisor for this purpose. A number of possible alternatives were examined and Torchmark's July Announcement stated that Torchmark's Board of Directors had determined that none of the reasonably achievable restructuring options provided sufficient likelihood of creating more long term shareholder value than the current balanced structure of complementary life insurance and asset management businesses. Accordingly, Torchmark indicated that it would
(1) reduce its discontinued operations by approximately $80 million through a distribution to Torchmark of marketable securities and Section 29 energy tax credits to facilitate the sale of the remaining discontinued operations; (2) monetize a substantial portion of its Vesta holdings by issuing a security manditorily exchangeable for Vesta Common Stock or cash at Torchmark's option through this offering or otherwise; and (3) renew its share repurchase program to acquire its common stock in the open market or privately negotiated transactions as conditions warrant, provided that its debt to total capital ratio does not exceed approximately 40% and that no opportunities for acquisitions offering superior returns are available.

  Torchmark's outstanding debt is rated by Standard & Poor's and Moody's. Standard & Poor's rates debt and preferred stock from "AAA," being the highest category, to "D" which rating may be modified by the addition of a plus or minus sign. It rates unsecured commercial paper from "A-1," being the highest category, through "A-2," "A-3," "B," "C" and "D." Moody's rates bonds from "Aaa," being the highest category, to "C" which may be modified by "1," representing that the bond ranks in the higher end of its rating category, "2" or "3," Moody's rates preferred stock from "aaa" to "c," and uses the same numerical qualifiers "1," "2" and "3." Moody's rates short-term obligations, including commercial paper from Prime-1 as the highest category to Prime-3 as the lowest.

  Currently Standard & Poor's rates Torchmark's senior debt at "A" and its commercial paper as "A-1", and Torchmark Capital's preferred stock at "A- ". Moody's currently rates Torchmark's senior long-term debt as "A3" and its short-term obligations, including commercial paper as "Prime-2", and Torchmark Capital's preferred stock as "A3". Following Torchmark's February Announcement, Moody's placed the debt and preferred stock ratings of Torchmark on review for a possible downgrade, and Standard & Poor's placed the ratings of Torchmark and its affiliates on CreditWatch with negative implications. Moody's and Standard & Poor's have not changed their position regarding the ratings of Torchmark and its affiliates since the July Announcement. See "Prospectus Summary--Torchmark Corporation."

  Each of these rating agencies reviews its ratings periodically, and there can be no assurance that current ratings will be maintained in the future. A significant downgrade in such ratings could have a material adverse effect on the results of operations and financial condition of Torchmark. The ratings are not in any way a measure of protection offered to investors in the PEPS and should not be relied upon with respect to making an investment in the PEPS. Bonds are rated by rating agencies in order to provide investors with a method to evaluate the comparative creditworthiness of an obligor with respect to specific obligations. Higher ratings generally indicate capacity to pay interest and repay principal. Such ratings are not a recommendation to buy, hold or sell any security inasmuch as such ratings do not comment as to market price or suitability for a particular investor and are subject to revision, suspension or withdrawal at any time by the assigning rating agency. Each rating should be evaluated independently of any other rating.

  The principal executive office of Torchmark is located at 2001 Third Avenue South, Birmingham, Alabama 35233, and its telephone number is (205) 325-4200.

INSURANCE PRODUCTS

  Torchmark, through its subsidiaries, writes a variety of non-participating ordinary life insurance products. These include whole-life insurance in the form of traditional interest-sensitive, term-life insurance and other life insurance. Life insurance products are sold through a variety of distribution channels, including home service agents, independent agents, exclusive agents, and direct response. As of June 30, 1996, Torchmark's life insurance business in force was $922 million.

  Torchmark subsidiaries also offer a variety of supplemental health insurance products. These are generally classified as (i) Medicare Supplement, (ii) cancer and (iii) other health-related policies. Medicare Supplement policies are offered on both an individual and group basis through exclusive and independent agents and direct response. These guaranteed renewable policies provide reimbursement for certain expenses not covered by the federal Medicare program. Cancer policies are offered on an individual basis through exclusive and independent agents, as well as direct response. These guaranteed renewable policies are designed to fill gaps in existing medicare coverage and benefits are triggered by a diagnosis of cancer or health-related events or medical expenses related to the treatment of cancer. Other health-related policies include accident, long-term care and limited benefit hospital and surgical coverages. These generally guaranteed renewable policies are offered on an individual basis through exclusive and independent agents, and direct response. These policies are designed to supplement existing medical coverages and benefits are triggered by certain health-related events or incurred expenses. As of June 30, 1996, Torchmark subsidiaries' supplemental health insurance business in force was $755 million.

  Annuity products offered by Torchmark subsidiaries include single-premium deferred annuities, flexible-premium deferred annuities and variable annuities. Single-premium and flexible-premium annuities are fixed annuities where a portion of the interest credited is guaranteed. Additional interest may be credited on certain contracts. Variable annuity policyholders may select from a variety of mutual funds managed by W & R, which offer different degrees of risk and return. The ultimate benefit on a variable annuity results from account performance. As of June 30, 1996, annuity balances on deposit were $2.15 billion.

MARKETING

  Torchmark subsidiaries are licensed to sell insurance in all 50 states, the District of Columbia, Puerto Rico, the Virgin Islands, Guam, New Zealand and Canada. Distribution is through direct response, home service agents, independent agents and exclusive agents.

  Direct Response. Torchmark subsidiaries offer life insurance products directly to consumers through the use of direct mail, co-op mailings, national, cable and local spot television, national newspaper supplements, and national magazines. A Torchmark subsidiary operates a full service letter press, which enables the direct response operation to maintain high quality standards while producing materials much more efficiently than they could be produced by outside vendors.

  Home Service. Torchmark, through a subsidiary, sells and services life and health insurance through home service agents, primarily in the seven-state area of Alabama, Florida, Georgia, Tennessee, Mississippi, South Carolina and North Carolina. Home service agents are employees of Liberty and are primarily compensated by commissions based on sales and by a salary based on the amount of premiums in force on policies assigned to them for servicing. During the past several years the home service operation has emphasized bank draft and direct bill collection of premium rather than agent collection. This trend will be encouraged in the future because of its lower cost and improved persistency. Agent-collected sales were discontinued in 1996.

  Independent Agents. Torchmark subsidiaries offer a variety of life and health insurance policies through approximately 51,000 independent agents, brokers and licensed sales representatives. Torchmark is not committed or obligated in any way to accept a fixed portion of the business submitted by any independent agent. All policy applications, both new and renewal, are subject to approval and acceptance by Torchmark. Torchmark is not dependent on any single agent or any small group of independent agents, the loss of which would have a material adverse effect on insurance sales.

  Exclusive Agents. A Torchmark subsidiary sells life insurance and fixed-benefit accident and health insurance through approximately 1,400 exclusive agents who target moderate income wage earners through the cooperation of labor unions, credit unions and other associations. These agents are authorized to use the "union label" because this sales force is represented by organized labor.

  Torchmark subsidiaries sell life insurance as well as fixed and variable annuity products through the W&R sales force in conjunction with W&R's financial planning services.

  Torchmark subsidiaries also offer life and health insurance through approximately 1,500 exclusive agents, of which approximately 1,000 exclusive agents work out of approximately 65 branch offices throughout the United States. These policies are targeted to various special markets.

  Torchmark subsidiaries market insurance products through a variety of other methods as well, including brokers and special marketing.

ASSET MANAGEMENT

  Torchmark conducts its asset management and financial services business through UIMCO and its subsidiaries. The primary focus of this business unit's activity is mutual fund distribution and management.

  Torchmark's mutual fund operations are carried out by W&R, which markets and manages the 17 mutual funds in the United Group of Mutual Funds, the six mutual funds in the Waddell & Reed Fund, Inc., and the ten mutual funds in the TMK United Fund, Inc. As of June 30, 1996, Torchmark's total mutual fund assets under management were $16.1 billion. W&R markets its mutual funds and other financial products, including life insurance and Medicare Supplement insurance, through a sales force of approximately 2,450 registered representatives in 50 states and the District of Columbia. W&R maintained 169 sales offices as of June 30, 1996.

  W&R conducts money management seminars on a national scale to reach numerous potential clients each year. Individual financial plans are developed for clients through one-on-one consultations with the W&R sales representatives. Emphasis is placed on a long-term relationship with a client, rather than a one-time sell.

LITIGATION

  The following summarizes changes in the status of pending and threatened litigation from that disclosed in reports previously filed with the Securities and Exchange Commission (the "Commission") by Torchmark. It should be read in light of and together with the description of legal proceedings previously disclosed in Commission filings incorporated by reference into this Prospectus. See "Available Information" and "Documents Incorporated by Reference."


  Torchmark and its subsidiaries continue to be named as parties to pending or threatened legal proceedings. These lawsuits involve tax matters, alleged breaches of contract, torts, including bad faith and fraud claims based on alleged wrongful or fraudulent acts of agents of Torchmark's insurance subsidiaries, employment discrimination, and miscellaneous other causes of action. Many of these lawsuits involve claims for punitive damages in the state courts of Alabama, a jurisdiction particularly recognized for its large punitive damage verdicts. Some of such actions involving Liberty also name Torchmark as a defendant. As a practical matter, a jury's discretion regarding the amount of a punitive damage award is not limited by any clear, objective criteria under Alabama law. Accordingly, the likelihood or extent of a punitive damage verdict in any given case is virtually impossible to predict. As of June 30, 1996, Liberty was a party to approximately 279 active lawsuits (including 28 employment related cases and excluding interpleader and stayed cases), approximately 247 of which were Alabama proceedings in which punitive damages were sought. Liberty faces trial settings in these cases on an on-going basis.

  A purported class action was filed on August 8, 1995, against Liberty in the Circuit Court of Jefferson County, Alabama on behalf of Liberty cancer policyholders eligible for Medicare who submitted claims during an approximately two month period in 1993 (Adkins v. Liberty National Life Insurance Company, Case No. CV-95-5634). Beginning in September 1993, in reliance on federal law concerning the amount health care providers could collect from Medicare eligible individuals, Liberty limited the payment of benefits to such individuals to the amounts collectible by the providers under federal law. In November 1993, Liberty discontinued this practice and recalculated and repaid all claims in full as it had prior to September 1993 together with interest. The claims made in Adkins are substantially identical to the claims in Allen v. Liberty National Life Insurance Company. (Case No. CV-94-3634), an individual action in which the Alabama Supreme Court heard oral arguments regarding the remitted verdict on August 20, 1996. A class certification order was entered by the Circuit Court on July 26, 1996. The order does not address the merits of the litigation. Based on information presently available to the Company, it appears that less than 1,000 individuals fit the proposed claim definition in Adkins. Only punitive damages appear to be sought on behalf of the Adkins class. On August 8, 1996, the Alabama Supreme Court issued a stay of trial court proceedings in the Adkins case pending submissions of briefs by the parties with respect to various class action issues.

  It has been previously reported that Liberty is a party to individual lawsuits and one purported class action (Carlton v. Liberty National Life Insurance Company, Class No. CV-96-22) in the State of Alabama in which allegations are made that an interest sensitive life insurance policy would become paid-up or self-sustaining after a specified number of years. Currently, Liberty is a party to 91 individual interest sensitive cases, 54 of which were filed by a single lawyer in Chambers County, Alabama. Additionally, Torchmark has previously reported the case of Lawson v. Liberty National Life Insurance Company, filed in the Circuit Court of Jefferson County, Alabama (Civil Action
No.: CV-96-01119), where the plaintiffs seek class certification on behalf of persons who were induced to exchange life insurance policies or where their existing policy's cash value was depleted. On May 14, 1996, the Circuit Court of Jefferson County, Alabama entered an order conditionally certifying a plaintiffs claim in Lawson in order to preserve the Court's jurisdiction over the class action question, subject to a full evidentiary hearing on class certification at a future date yet to be determined.

  On April 19, 1996, a $5 million punitive judgement was entered against Liberty by a jury in Mobile, Alabama in Strickland v. Liberty National Life Insurance Company (CV-95-1399). In the Strickland case, the plaintiff, who was in his sixties, cancelled several small life insurance policies and purchased a substantial amount of new coverage. The plaintiff contended that certain supplemental benefits which were present in the smaller policies were not included in the new coverage (i.e., accidental death and premium waiver). The trial judge held that Strickland was not entitled to recover compensatory damages. Nevertheless, the jury awarded $100 in nominal damages in addition to the punitive award. Liberty has filed various motions for post-trial relief with the Circuit Court of Mobile County, Alabama.

  A jury in Chambers County, Alabama Circuit Court returned a verdict of $333,000 in compensatory damages and $17.2 million in punitive damages against Liberty on June 11, 1996 in McQuiston v. Liberty National Life Insurance Company (CV-94-234). The case arose out of a claim which had been denied due to an alleged misrepresentation in the application. There was a recorded telephone interview with the applicant in which a statement was given which Liberty alleges was a misrepresentation of the health of the proposed insured. After the litigation was filed, it was learned that the signature on the application was not that of the insured. Upon notice of this fact, Liberty paid the $20,000 claimed into court. Liberty has filed motions for post-trial relief with the Court.

  Based upon information presently available, and in light of legal and other defenses available to Torchmark and its subsidiaries, contingent liabilities arising from threatened and pending litigation are not presently considered by management to be material. It should be noted, however, that the frequency of large punitive damage awards bearing little or no relation to actual damages awarded by juries in jurisdictions in which

Torchmark has substantial business, particularly in Alabama, continues to increase universally, creating the potential for unpredictable material adverse judgments in any given punitive damage suit.

                          VESTA INSURANCE GROUP, INC.

  Vesta is a holding company for a group of property and casualty insurance subsidiaries, including Vesta Fire, which offers treaty reinsurance and primary insurance on personal and commercial risks. In both its reinsurance and primary insurance operations, Vesta focuses primarily on property coverages. Gross premiums written by Vesta in 1995 totaled $586.8 million, and $380.0 million for the six months ended June 30, 1996. Net premiums written by Vesta in 1995 and the six months ended June 30, 1996, totaled $459.2 million and $318.0 million, respectively. Net premiums earned by Vesta in 1995 and the six months ended June 30, 1996, totaled $381.8 million and $312.3 million, respectively. Vesta's consolidated stockholders' equity was $280.6 million at December 31, 1995 and $302.9 million at June 30, 1996.

  Vesta provides treaty reinsurance, principally through reinsurance intermediaries, to small and medium-sized regional insurance companies located primarily in the southwestern, midwestern and northeastern United States. The reinsurance of personal and commercial property risks accounted for approximately 88% of Vesta's gross reinsurance premiums written in 1995. The principal lines of business reinsured by Vesta include homeowner and commercial property coverages, non-standard automobile insurance and collateral protection insurance. With respect to Vesta's reinsurance operations, gross premiums written were $422.7 million for the year ended December 31, 1995, compared with $242.0 million for the year ended December 31, 1994, while net premiums earned were $290.7 million and $191.7 million during the same periods, respectively. For the six months ended June 30, 1996, gross premiums written were $380.0 million and net premiums earned were $260.4 million, compared to $227.3 million and $135.4, respectively, for the first six months of 1995.

  Torchmark, indirectly through Liberty, owns a 27% equity interest in Vesta, or approximately 5.13 million shares of Vesta Common Stock. Vesta is accounted for in Torchmark's financial statements as an unconsolidated subsidiary using the equity method.

  Vesta was incorporated in Delaware on July 9, 1993, to be the holding company for the property and casualty insurance subsidiaries of Torchmark. Prior to its initial public offering of common stock in November 1993, Vesta was a wholly-owned subsidiary of Torchmark. For additional information about Vesta, see the Vesta Prospectus attached hereto and the information incorporated by reference therein. A copy of Vesta's 1995 Annual Report on Form 10-K and quarterly reports on Form 10-Q for the periods ended March 31, 1996 and June 30, 1996 can be obtained from Brian R. Meredith, Vice President--Finance, Vesta Insurance Group, Inc., 3760 River Run Drive, Birmingham, Alabama 35243. Vesta's telephone number is (205) 970-7000.

                PRICE RANGE OF VESTA COMMON STOCK AND DIVIDENDS

  The Vesta Common Stock has been traded on the NYSE under the symbol "VTA" since November 11, 1993, prior to which all Vesta Common Stock was held by Torchmark. The following table sets forth, for the indicated calendar periods, the reported high and low sales prices of the Vesta Common Stock on the NYSE Composite Tape and the cash dividends per share of Vesta Common Stock. All such amounts in the table below have been adjusted for a three-for-two stock split effected in the form of a 50% stock dividend to shareholders of record on January 5, 1996. As of August 26, 1996, Vesta has advised Torchmark that it had approximately 92 record holders of the Vesta Common Stock, including Cede & Co., as nominee for DTC, which holds shares of Vesta Common Stock on behalf of an indeterminate number of beneficial owners.

                                                                       DIVIDENDS
PERIOD                                                     HIGH   LOW  PER SHARE
- ------                                                     ----- ----- ---------
1994:
  First Quarter........................................... 16.83 13.83   .033
  Second Quarter.......................................... 19.67 14.00   .033
  Third Quarter........................................... 21.75 17.00   .033
  Fourth Quarter.......................................... 19.00 16.33   .033
1995:
  First Quarter........................................... 21.67 18.42   .033
  Second Quarter.......................................... 22.92 20.00   .033
  Third Quarter........................................... 26.42 22.17   .033
  Fourth Quarter.......................................... 37.00 22.32
1996:
  First Quarter........................................... 35.50 28.25   .038
  Second Quarter.......................................... 36.87 28.13   .038
  Third Quarter (through        , 1996)...................

  For a recent closing price of the Vesta Common Stock, see the cover page of this Prospectus. See "Price Range of Common Stock and Dividends" in the Vesta Prospectus attached hereto as Appendix A, which also describes Vesta's dividend policy and certain regulatory and other restrictions on the payment of dividends on Vesta Common Stock.

  Torchmark makes no representation as to the amount of dividends, if any, that Vesta will pay in the future. Holders of PEPS will not be entitled to receive any ordinary dividends that may be payable on the Vesta Common Stock until such time, if ever, as Torchmark delivers shares of Vesta Common Stock upon settlement of the related Purchase Contracts. See "Description of the PEPS" and the Vesta Prospectus attached hereto.

                   RELATIONSHIP BETWEEN TORCHMARK AND VESTA

  Torchmark owned all of the outstanding Vesta Common Stock prior to November 10, 1993, and currently owns through its wholly-owned subsidiary, Liberty, approximately 27% (5.13 million shares) of the outstanding shares of Vesta Common Stock. Each Purchase Contract contains a covenant that Torchmark or any Initial Guarantor or Substitute Guarantor directly, or indirectly through a wholly owned subsidiary, will at all times prior to settlement of such Purchase Contract, own a number of shares of Vesta Common Stock that is at least equal to the maximum number of shares that could be delivered on settlement of the then-outstanding Purchase Contracts. Torchmark currently intends to deliver such shares (to the extent required) to holders of Purchase Contracts upon settlement thereof. Assuming the maximum number of shares of Vesta Common Stock is delivered upon settlement, Liberty's remaining ownership of Vesta Common Stock would be reduced to one million shares. In the event that the Applicable Market Price of the Vesta Common Stock is above the Issue Price when the Purchase Contracts are settled, Torchmark will deliver fewer shares of Vesta Common Stock to holders of Purchase Contracts. No decision has been made as to Torchmark's disposition of any shares not delivered on settlement of all Purchase Contracts. See "Risk Factors Relating to the PEPS--Absence of Pledge or Escrow; Holders' Rights with Respect to Vesta Common Stock," and "--Regulatory Restrictions on Ownership of Vesta Common Stock."

  Torchmark and Vesta entered into a Separation and Public Offering Agreement (the "Separation Agreement") in connection with Vesta's initial public offering wherein Vesta granted Torchmark certain registration rights and pursuant to which Vesta is registering with the Commission on Form S-3 (the "Vesta S-3") the offering of the Vesta Common Stock deliverable upon settlement of the Purchase Contracts. Pursuant to the Separation Agreement, Torchmark will pay the costs and expenses incurred in connection with registering the offering of such shares under the Vesta S-3. The Separation Agreement has been supplemented by a Memorandum Agreement dated as of August 30, 1996 to provide, among other things, that Vesta will register the shares of Vesta Common Stock held by Torchmark and/or its subsidiaries for delivery upon settlement of the Purchase Contracts, that Vesta waives its rights of first offer and rights of first refusal with respect to the registration and disposition of the Vesta Common Stock by Torchmark or its subsidiaries in connection with this Offering and the settlement of the Purchase Contracts, that the Vesta Common Stock presently held by Torchmark and/or its subsidiaries that has been registered shall be listed on the NYSE following settlement of the Purchase Contracts, that Torchmark's respective assigns, including Torchmark's subsidiaries (but excluding holders of the PEPS) may exercise Torchmark's rights under the Registration Rights Agreement, and that Vesta will facilitate and expedite the offer and disposition of the Vesta Common Stock through the PEPS.

  Vesta has no obligations with respect to the PEPS or amounts to be paid to holders thereof, including any obligation to take the needs of Torchmark with respect to the PEPS or the needs of holders of the PEPS into consideration for any reason. Vesta will not receive any of the proceeds of the offering of the PEPS made hereby and is not responsible for the determination of the timing of, prices for or quantities of the PEPS to be issued or the determination or calculation of the number or value of the shares of Vesta Common Stock to be delivered upon settlement of the Purchase Contracts. See "Risk Factors--No Obligation on the Part of Vesta with Respect to the PEPS."

  Since Vesta's initial public offering in 1993, Vesta has been operated and managed separately from Torchmark, although the two companies have certain transitional arrangements and other relationships. Mr. R.K. Richey, the Chairman and Chief Executive Officer of Torchmark, also serves as the Chairman of the Board of Vesta. Keith A. Tucker, Vice Chairman of Torchmark, was elected a director of Vesta on August 1, 1996. In addition, Torchmark and Vesta have certain intercompany transactions and arrangements. See "Relationship with Torchmark" in the Vesta Prospectus attached hereto as Appendix A.

    RATIOS OF EARNINGS FROM CONTINUING OPERATIONS TO COMBINED FIXED CHARGES

  The following table sets forth the ratio of earnings from continuing operations to fixed charges for Torchmark for the five years ended December 31, 1995 and the six months ended June 30, 1996.

                                              YEAR ENDED DECEMBER 31,  JUNE 30,
                                              1991 1992 1993 1994 1995   1996
                                              ---- ---- ---- ---- ---- --------
RATIO OF EARNINGS FROM CONTINUING OPERATIONS
 TO COMBINED FIXED CHARGES:
  Excluding interest credited on deposit
   products.................................. 8.6  8.2  7.0  5.8  5.2    6.1
  Including interest credited on deposit
   products.................................. 4.0  4.0  3.8  3.7  3.3    3.6

  For the purpose of computing the ratio of earnings to combined fixed charges, "earnings" consist of operating income from continuing operations before income taxes and combined fixed charges. "Combined fixed charges" represent interest charges, the portion of rental expense deemed representative of the interest factor and tax equivalent dividends on the preferred stock issued by Torchmark Capital.

                                CAPITALIZATION

  The following table sets forth the capitalization of Torchmark and its consolidated subsidiaries as of June 30, 1996, and as adjusted for the PEPS offered hereby (assuming a price to the Public of $38.50) and the expected use of the proceeds thereof. See "Use of Proceeds."

                                                           PEPS        AS
                                               ACTUAL    OFFERING   ADJUSTED
                                             ----------  --------  ----------
                                                 (THOUSANDS OF DOLLARS)
                                                      (UNAUDITED)
   Short term debt.......................... $   73,619  $(73,619) $      --
   Long term debt...........................    792,210        --     792,210
   Participating exchangeable premium secu-
    rities (PEPS)...........................         --   152,645     152,645
                                             ----------  --------  ----------
     Total debt and PEPS....................    865,829    79,026     944,845
   Monthly Income Preferred Securities
    (MIPS)..................................    193,121       --      193,121
   Shareholders' equity:
     Common stock...........................     73,784       --       73,784
     Additional paid in capital.............    140,206       --      140,206
     Unrealized investment losses, net of
      tax...................................     (2,205)      --       (2,205)
     Retained earnings......................  1,437,502       --    1,437,502
     Treasury stock.........................    (86,380)      --      (86,380)
                                             ----------  --------  ----------
       Total shareholders' equity...........  1,562,907       --    1,562,907
                                             ----------  --------  ----------
         Total capitalization............... $2,621,857  $ 79,026  $2,700,883
                                             ==========  ========  ==========

  At June 30, 1996, Torchmark and its consolidated subsidiaries had outstanding debt due within one year aggregating approximately $74 million, and cash, cash equivalents, short term investments and fixed maturities available for sale of $5.2 billion.

  The debt, the PEPS and the Monthly Income Preferred Securities are stated at their respective principal amounts less unamortized original issue costs.

                       ACCOUNTING TREATMENT OF THE PEPS

  The portion of the PEPS represented by the Note will be reflected as a liability in the financial statements of Torchmark at the principal amount of $159 million before the deduction of unamortized original issue costs of approximately $6.4 million. Original issue costs will be amortized over the life of the PEPS. Interest on the Note will be accrued based on the terms of the Note.

  Under current accounting principles, the Purchase Contract component of the PEPS will be considered a forward contract the value of which will be indexed
based on a notional amount of $        (the principal amount of the Note and
the closing price of the Vesta Common Stock on       , 1996 as reported on the
NYSE Composite Tape). Subsequent increases or decreases in the market value of the Purchase Contract as indexed to its notional amount will be charged directly to realized investment gains or losses, respectively, in Torchmark's Consolidated Statement of Operations. Any net gain or loss position in the Purchase Contract at the end of a reporting period will be reflected in Torchmark's Consolidated Balance Sheet as an asset or liability, respectively.

                                USE OF PROCEEDS

  The net proceeds to Torchmark from the sale of the PEPS offered hereby will
be approximately $   . Torchmark intends to use the proceeds to repay all or
substantially all of Torchmark's short-term indebtedness, and for other general corporate purposes, including possible repurchases of Torchmark Common Stock. The weighted average interest rate on Torchmark's outstanding short-term indebtedness as of June 30, 1996, was approximately 5.42%. The weighted average maturity of such indebtedness as of June 30, 1996, was approximately 20 days.

                            DESCRIPTION OF THE PEPS

GENERAL

  The description of certain provisions of the Unit Agreement, the Indenture, the Notes and the Purchase Contract does not purport to be complete and is qualified in its entirety by reference to the Unit Agreement, the Indenture, the Notes and the Purchase Contracts, forms of which have been filed with the Commission as exhibits to the Registration Statement of which this Prospectus is a part.

  Each PEPS is a unit consisting of (i) a Senior Note due       , 2000 in the
principal amount of $   (the closing price of the Vesta Common Stock on
 , 1996, as reported on the NYSE Composite Tape) (the "Stated Amount") and
(ii) a related, non-separable Purchase Contract requiring the purchase from Torchmark on the Settlement Date of a number of shares of Vesta Common Stock or, in certain events, other Exchange Property equal to the Settlement Rate at a purchase price equal to the Stated Amount. Alternatively, Torchmark will have the option, upon 30 days' prior notice to a holder of a PEPS, to settle the related Purchase Contract by delivering (i) cash in an amount equal to the Applicable Market Price of the shares of Vesta Common Stock or other Exchange Property otherwise deliverable or (ii) a combination of cash and Vesta Common Stock or other Exchange Property.

  On the Settlement Date or any Acceleration Date, each PEPS holder will be deemed to have instructed the Unit Agent to apply an amount equal to the Stated Amount of the Note constituting a part of such PEPS in satisfaction of the related Purchase Contract. Any interest payable on such Note on the Settlement Date or any Acceleration Date will be paid to the PEPS holder in cash.

  PEPS may be issued as Definitive PEPS or Book-Entry PEPS. Beneficial interests in Book-Entry PEPS will be shown on, and transfers thereof will be effected only through, records maintained by DTC (with respect to participants' interests) and its participants. Unless a holder requests that such holder's PEPS be issued as Definitive PEPS, such PEPS will be issued as Book-Entry PEPS. See "--Description of Book-Entry PEPS."

  The PEPS will be issued under the Unit Agreement to be dated as of      ,
1996 between Torchmark and First Chicago, as Unit Agent (the "Unit Agreement"). The Unit Agreement will not be qualified as an indenture under the Trust Indenture Act, and the Unit Agent will not be required to qualify as a trustee thereunder.

DESCRIPTION OF THE NOTES

  General. The Notes will be issued under the Indenture in denominations of
$  . The aggregate principal amount of Notes to be issued under the Indenture
will be limited to $    . Subject to any applicable regulatory restrictions,
investors may purchase any whole number of Notes. The Notes will be unsecured and will rank pari passu with all other unsecured and unsubordinated indebtedness of Torchmark.

  Each Note will bear interest at the annual rate of  % of the Stated Amount
(or $   per annum for each PEPS) from the Issue Date. Interest on the Notes
will be payable quarterly in arrears on        ,        ,        and       ,
commencing        , 1996 (each, a "Payment Date"), to the persons in whose
names the Notes are registered at the close of business on the    day of the
calendar month immediately preceding such Payment Date (each, a "Note Record Date"). Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. If a Payment Date falls on a day that is not a Business Day (as defined herein), the interest payment to be made on such Payment Date will be made on the next succeeding Business Day with the same force and effect as if made on such Payment Date, and no additional interest will accrue as a result of such delayed payment.

  Each Note will mature on the Settlement Date. The obligation of a holder under a Purchase Contract to purchase Vesta Common Stock (or to receive the cash value thereof) will not be terminated or otherwise affected (other than as provided under "Events of Default") by the occurrence and continuance of an Event of Default with respect to the Notes. The Notes will not be redeemable prior to the Settlement Date and will not be subject to any sinking fund.

  Interest on the Notes that form part of the Definitive PEPS will be payable upon presentation of such Notes at the office or agency of Torchmark maintained for such purposes in the city where the principal corporate trust office of the Trustee is located or elsewhere as provided in the Indenture,
which will initially be      ,      provided that payment of interest on such
Notes may be made at the option of Torchmark by check mailed to the persons in whose names such Notes are registered at the close of business on the relevant Note Record Date. On the Settlement Date or any Acceleration Date, each PEPS holder will be deemed to have instructed the Unit Agent to apply an amount equal to the Stated Amount of the Note constituting a part of such PEPS in satisfaction of the related Purchase Contracts. Any interest payable on such Note on the Settlement Date or any Acceleration Date will be paid to the PEPS holder in cash.

  Definitive PEPS will be transferable at any time or from time to time at the aforementioned office. No service charge will be payable by the holder for any such transfer, except for any tax or governmental charge incidental thereto.

  Limitation on Liens. The Indenture will provide that Torchmark will not, and will not permit any subsidiary, directly or indirectly, to create, issue, assume, incur or guarantee any indebtedness for money borrowed which is secured by a mortgage, pledge, lien, security interest or other encumbrance of any nature (a "Mortgage") on any of the present or future common stock of a Designated Subsidiary (or any company, other than Torchmark, having direct or indirect control of any Designated Subsidiary) unless the Notes and, if Torchmark so elects, any other indebtedness of Torchmark ranking at least on an equal basis with the Notes, shall be secured equally and ratably with, or prior to, such other secured indebtedness for money borrowed so long as it is outstanding. Notwithstanding the foregoing, the Indenture does not restrict Torchmark from incurring indebtedness for money borrowed secured as follows:
(1) Mortgages securing indebtedness for money borrowed owed by a Designated Subsidiary to another Designated Subsidiary or to Torchmark, or any extension, renewal or replacement thereof in whole or in part; (2) pledges or deposits under workers' compensation or other similar laws and liens of judgments thereunder that are not currently dischargeable, or good faith deposits in connection with leases to which Torchmark or any Designated Subsidiary is a party, or deposits to secure public or statutory obligations of Torchmark or any Designated Subsidiary, or deposits in connection with obtaining or maintaining self-insurance or to obtain the benefits of any law, regulation or arrangement pertaining to unemployment insurance, old age pensions, social security or similar matters, or deposits in litigation or other proceedings;
(3) Mortgages created by or resulting from any litigation or other proceeding that is being contested in good faith, including Mortgages arising out of judgments or awards against Torchmark or any Designated Subsidiary with respect to which Torchmark or such Designated Subsidiary is in good faith prosecuting an appeal or other review proceeding, or Mortgages incurred by Torchmark or any Designated Subsidiary for the purpose of obtaining a stay or discharge in the course of any litigation to which it is a party; or (4) Mortgages for taxes or assessments or governmental charges or levies not yet due or delinquent, or which can be paid thereafter without penalty, or which are being contested in good faith by appropriate proceedings.

  The term "Designated Subsidiary" means each of Liberty, United American, American Income and Globe, so long as such subsidiary remains a subsidiary, or any subsidiary that is a successor of such Designated Subsidiary.

  Merger and Consolidation. The Indenture will provide that Torchmark may, without the consent of the holders of outstanding Notes issued under the Indenture, consolidate with or merge into any other corporation, provided that in any such case (i) the successor corporation shall be a domestic corporation and such corporation shall assume by a supplemental indenture Torchmark's obligations under the Indenture and (ii) immediately after giving effect to such transaction, no Event of Default (and no event which, after notice or lapse of time or both, would constitute an Event of Default) shall have occurred and be continuing.

  The Indenture will also provide that Torchmark may not assign its rights, and no person may assume Torchmark's obligations, under the Indenture and the Notes unless such person is assigned all of Torchmark's rights and assumes all obligations under the related Purchase Contracts.

  Section 16(c) of the Exchange Act. The Indenture will provide that so long as Torchmark is subject to Section 16 with respect to the Vesta Common Stock or any other Exchange Property, it will not engage in any transaction that will violate paragraph (c) of Section 16 with respect to the PEPS.

  Certain Asset Dispositions. The Indenture will provide that in case of any sale, transfer, conveyance, lease or other disposition by Torchmark or any of its Subsidiaries (other than by way of merger or consolidation of Torchmark with or into any other person) to any person other than Torchmark or any wholly owned Subsidiary of Torchmark of any assets of Torchmark or any of its Subsidiaries (i) with an aggregate value equal to or greater than 50% of Torchmark's consolidated shareholders' equity or (ii) which produced operating income equal to or greater than 50% of the aggregate consolidated operating income of Torchmark for the four fiscal quarters preceding such sale, transfer, conveyance, lease or disposition, in each case as shown on Torchmark's latest audited or unaudited consolidated financial statements (an "Asset Disposition"), then, as conditions of any such Asset Disposition, Torchmark shall obtain or cause to be obtained a full and unconditional guarantee of Torchmark's obligations with respect to the PEPS, Notes and Purchase Contracts, including payment of interest and premium, if any, on the Notes and the delivery of Exchange Property upon settlement of all outstanding Purchase Contracts (a "Guarantee"). Such Guarantee will be obtained from any person (the "Initial Guarantor") having a senior debt rating assigned by each of Moody's and Standard & Poor's (or, in either case, any successor statistical rating organization) equal to or higher than the rating assigned to the PEPS by such rating organizations in effect immediately prior to the announcement of such Asset Disposition. The Indenture will provide that the Guarantee of any person (a "Substitute Guarantor") having a senior debt rating assigned by such rating organizations equal to or higher than the rating assigned to the PEPS by such rating organizations in effect immediately prior to the announcement of the Asset Disposition may be substituted from time to time for the Guarantee of the Initial Guarantor. This provision will not apply to any Asset Disposition for which Torchmark or any wholly owned Subsidiary receives consideration with a fair market value equal to the fair market value of the assets that are the subject of such Asset Disposition, as reasonably determined by Torchmark's board of directors. Each Guarantee obtained pursuant to this covenant shall require the Initial Guarantor or Substitute Guarantor, as the case may be, to agree to a covenant substantially similar to the covenant described in this paragraph.

  Events of Default. Each of the following will constitute an Event of Default under the Indenture with respect to the Notes: (i) failure to pay principal of or premium, if any, on any Note when due; (ii) failure to pay any interest on any Note when due, continued for 30 days; (iii) failure to perform, or the breach of, any other covenant or warranty of Torchmark in the Indenture, continued for 60 days after written notice has been given to Torchmark by the Trustee, or to Torchmark and the Trustee by the holders of at least 25% in principal amount of the outstanding Notes, as provided in the Indenture; (iv) a default under any bond, debenture, note or other evidence of indebtedness for money borrowed of Torchmark or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed of Torchmark whether such indebtedness now exists or shall hereinafter be created, which default shall constitute a failure to pay such indebtedness in a principal amount in excess of $10,000,000 when due and payable after the expiration of any applicable grace period with respect thereto or shall have resulted in such indebtedness in a principal amount in excess of $10,000,000 becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged, or such acceleration having been rescinded or annulled, within 15 days after Torchmark shall have been given written notice specifying such default as provided in the Indenture; (v) failure of any Initial Guarantor or Substitute Guarantor to perform any covenant of such Initial Guarantor or Substitute Guarantor, as the case may be, in the relevant Guarantee; and (vi) certain events in bankruptcy or insolvency of Torchmark.

  If an Event of Default with respect to the Notes shall occur and be continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Notes by notice as provided in the Indenture may declare the Notes to be due and payable immediately (the date of any such acceleration, an "Acceleration Date"). Upon any such acceleration of Notes, all Purchase Contracts shall automatically be accelerated and each holder of a Note shall be deemed to have instructed the Unit Agent to apply the Stated Amount of such Note in satisfaction of the related Purchase Contract. After such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the outstanding Notes may, under certain circumstances, rescind and annul such acceleration of the Notes and the related Purchase Contracts.

  Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of Notes, unless such holders shall have offered to the Trustee reasonable security or indemnity. Subject to such provisions for the indemnification of the Trustee, the holders of a majority in aggregate principal amount of the Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Notes.

  No holder will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any remedy thereunder, unless (i) such holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the Notes,
(ii) the holders of not less than 25% in principal amount of the Notes shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee under the Indenture, (iii) such holder or holders have offered to the Trustee reasonable indemnity against costs, expenses and liabilities to be incurred in compliance with such request, (iv) the Trustee for 60 days after receipt of such notice, request and offer of indemnity has failed to institute such proceeding, and (v) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the holders of a majority in principal amount of the Notes.

  Modification and Waiver. Modifications of and amendments to the Indenture affecting the Notes may be made by Torchmark and the Trustee with the consent of the holders of not less than 66 2/3% in aggregate principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, without the consent of the holder of each Note affected thereby, (a) change the maturity of, the principal of, or any interest on, any Note, (b) change the currency of payment of principal of, premium, if any, or interest on, any Note, (c) impair the right to institute suit for the enforcement of any payment on or with respect to any Note after such Note is due , (d) reduce the percentage in principal amount of outstanding Notes, the consent of whose holders is required for modification or amendment of the Indenture, (e) reduce the percentage in principal amount of outstanding Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults or (f) modify such provisions with respect to modification and waiver.

  The holders of a majority in principal amount of the Notes, may waive compliance by Torchmark with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of the Notes may waive any past default under the Indenture, except a default in the payment of principal, interest or any premium or certain covenants and provisions of the Indenture which cannot be amended without the consent of the holder of each outstanding Note affected thereby.

  Except in certain limited circumstances, Torchmark will be entitled to set any day as a record date for the purpose of determining the holders of outstanding Notes entitled to give, make or take any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted by the Indenture to be given, made or taken by holders of Notes, in the manner and subject to the limitations provided in the Indenture. To be effective, any such action for which Torchmark has set a record date must be taken by holders of the requisite principal amount of Notes outstanding on such record date within 180 days after the record date, or within such shorter period as Torchmark may specify from time to time.

DESCRIPTION OF THE PURCHASE CONTRACTS

  General. Each Purchase Contract will obligate the holder to purchase, and Torchmark to sell, on the Settlement Date or any Acceleration Date , for a purchase price equal to the Stated Amount, a number of shares of Vesta Common Stock or other Exchange Property equal to the Settlement Rate. Alternatively, Torchmark will have the option, upon 30 days' prior notice to the holders of a PEPS, to settle the related Purchase Contract by delivering (i) cash in an amount equal to the Applicable Market Price of the shares of Vesta Common Stock or other Exchange Property otherwise deliverable or (ii) a combination of cash and Vesta Common Stock or other Exchange Property. The Settlement Rate will be calculated as follows (subject to adjustment under certain circumstances): (a) if the Applicable Market Price of the Exchange Property Relating to One Purchase Contract (as defined below) is greater than or equal
to $   (the "Threshold Appreciation Price"),   % of the Exchange Property
Relating to One Purchase Contract, (b) if the Applicable Market Price of the Exchange Property Relating to One Purchase Contract is less than the Threshold Appreciation Price but is greater than the Stated Amount, an amount of Exchange Property Relating to One Purchase Contract so that the value thereof (determined at the Applicable Market Price) is equal to the Stated Amount and
(c) if the Applicable Market Price of the Exchange Property Relating to One Purchase Contract is less than or equal to the Stated Amount, the Exchange Property Relating to One Purchase Contract. No fractional shares of Vesta Common Stock or other Exchange Property will be issued upon settlement of the Purchase Contracts as provided under "Fractional Shares" below.

  If Torchmark elects to deliver cash upon the settlement of a Purchase Contract in lieu of Exchange Property, the amount of such cash will equal the Applicable Market Price of the Exchange Property otherwise deliverable upon settlement of such Purchase Contract. In addition, Torchmark may at its election settle Purchase Contracts using a combination of cash and Exchange Property. Torchmark will give notice to the holder of each PEPS at least 30 days prior to settlement of such PEPS of Torchmark's election to settle such PEPS by delivering cash or a combination of cash and Exchange Property. If such notice is not given, Torchmark will be deemed to have elected to settle such PEPS by delivering Exchange Property at the Settlement Rate.

  The "Applicable Market Price" is defined as the Average Market Price of the Exchange Property Relating to One Purchase Contract determined as of the second scheduled Trading Day immediately preceding the Settlement Date or any Acceleration Date. The "Average Market Price" as of any date means for any property other than cash the average of the Market Prices (as defined below) of such item of Exchange Property over the 20 Trading Days (or if any such Exchange Property is not a security, over the 20 Business Days) immediately prior to and ending on such date. The "Market Price" of any item of Exchange Property on any date means the closing sale price (or, if no closing price is reported, the last reported sale price) of such Exchange Property on the NYSE Composite Tape on such date or, if such Exchange Property is not listed for trading on the NYSE on any such date, as reported in the composite transactions for the principal United States securities exchange on which such Exchange Property is so listed, or if such Exchange Property is not so listed on a United States national or regional securities exchange, as reported by the Nasdaq Stock Market, Inc., or, if such Exchange Property is not so reported, the last quoted bid price for such Exchange Property in the over-the-counter market as reported by the National Quotation Bureau or similar organization, or if such bid price is not available, the market value of such Exchange Property on such date as determined by a nationally recognized investment banking firm retained for this purpose by Torchmark, which may include Morgan Stanley, or any other Underwriter.

  "Trading Day" means any Business Day on which a security the Market Price of which is being determined (A) is not suspended from trading on any national or regional securities exchange or association or over-the- counter market at the close of business and (B) has traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of such security. "Business Day" means any day that is not a Saturday, a Sunday or a day on which the NYSE, banking institutions or trust companies in The City of New York are authorized or obligated by law or executive order to close.

  Payment of Purchase Price; Delivery of Vesta Common Stock. On the Settlement Date or any Acceleration Date, each PEPS holder will be deemed to have instructed the Unit Agent to apply an amount equal to the Stated Amount of the Note constituting a part of such PEPS in satisfaction of the related Purchase Contract. Any interest payable on such Note on the Settlement Date will be paid to the PEPS holder in cash.

  Upon receiving a payment of the purchase price of a Purchase Contract, Torchmark will be obligated to deliver the Vesta Common Stock or other Exchange Property (or cash with a value equal to the Applicable Market Price thereof) in an amount equal to the Settlement Rate to the holders of the PEPS or their designees. In the case of Definitive PEPS, any interest or premium on the Notes received by the Unit Agent upon settlement of the related Purchase Contracts will be distributed to the holders of such Definitive PEPS entitled thereto upon presentation and surrender of the certificates evidencing such PEPS. In the case of Book-Entry PEPS, any interest or premium on the Notes received by the Unit Agent will be distributed to DTC for payment to the beneficial owners of such Book-Entry PEPS.

  Dilution Adjustments. For purposes hereof, "Exchange Property" means (A) initially that number of shares of Vesta Common Stock equal to the aggregate number of Purchase Contracts issued and (B) subject to the three immediately succeeding paragraphs, all property received in respect of such shares of Vesta Common Stock (either directly or as the result of successive applications of this paragraph) upon the following events: (i) the distribution of a dividend on Exchange Property consisting of the same type of Exchange Property, (ii) the combination of Exchange Property into a smaller number of shares or other units, (iii) the subdivision of outstanding shares or other units of Exchange Property, (iv) the conversion or reclassification of Exchange Property by issuance or exchange of other securities, (v) any consolidation or merger of Vesta, or any surviving entity or subsequent surviving entity of Vesta (a "Vesta Successor"), with or into another entity (other than a merger or consolidation in which Vesta is the continuing corporation and in which the Vesta Common Stock outstanding immediately prior to the merger or consolidation is not exchanged for cash, securities or other property of Vesta or another corporation), (vi) any statutory exchange of securities of Vesta or any Vesta Successor with another corporation (other than in connection with a merger or acquisition and other than a statutory exchange of securities in which Vesta is the continuing corporation and in which the Vesta Common Stock outstanding immediately prior to the statutory exchange is not exchanged for cash, securities or other property of Vesta or another corporation), (vii) any liquidation, dissolution or winding up of Vesta or any Vesta Successor, (viii) any distribution of cash or other property on Exchange Property of a particular type (excluding cash dividends and other cash distributions other than Extraordinary Cash Dividends (as defined below)) or (ix) any tender or exchange offer for Exchange Property of a particular type. Any of the foregoing events described in clauses (i) through (ix) is referred to herein as an "Adjustment Event." The term "Exchange Property Relating to One Purchase Contract" shall mean one share of Vesta Common Stock and such additional or substitute Exchange Property received with respect to one share of Vesta Common Stock, either directly or as the result of successive Adjustment Events.

  In the case of a tender or exchange offer for all Exchange Property of a particular type, Exchange Property shall be deemed to include the amount of cash or other property paid by the offeror in the tender or exchange offer with respect to such Exchange Property (in an amount determined on the basis of the rate of exchange in such tender or exchange offer), whether or not Torchmark tenders or exchanges such Exchange Property. In the case of a partial tender or exchange offer with respect to Exchange Property of a particular type, Exchange Property shall be deemed to include the amount of cash or other property paid by the offeror in the tender or exchange offer with respect to such Exchange Property in an amount determined as if the offeror had purchased or exchanged such Exchange Property in the proportion in which all property of such type was purchased or exchanged from the holders thereof; provided that if Torchmark tenders all its Exchange Property of such type, the amount of cash or other property received that will constitute Exchange Property will be determined on the basis of the amount of such cash or other property actually received by Torchmark. Except as provided above, in the event of a tender or exchange offer with respect to Exchange Property in which an offeree may elect to receive cash or other property, Exchange Property shall be deemed to include the kind and amount of cash and other property received by offerees who elect to receive cash.

  If cash is received, or deemed received, from time to time in respect of any Exchange Property, the amount of such cash at any date of determination shall be increased by an amount per annum equal to the yield on the Reference Treasury Strip (as defined below) on such cash between the date of receipt or deemed receipt of such cash and such date of determination.

  If Vesta or any Vesta Successor distributes to all holders of Exchange Property rights or warrants to subscribe for or purchase any of its securities and the expiration date of such rights or warrants precedes the Settlement Date, then Exchange Property shall be deemed to include an amount in cash equal to the Market Price as of the Trading Day immediately preceding such expiration date of the portion of such rights or warrants relating to the Exchange Property, whether or not Torchmark exercises such rights or warrants; provided, that if Torchmark sells, transfers or otherwise disposes of such rights or warrants for fair market value prior to such expiration date, Exchange Property shall instead be deemed to include the amount of cash or other property received in consideration of such sale, transfer or disposition.

  An "Extraordinary Cash Dividend" means, with respect to any Exchange Property consisting of capital stock, any distribution consisting of cash, excluding any quarterly cash dividend on such stock to the extent that the aggregate cash dividend per share of such stock in any quarter does not exceed the greater of (x) the amount per share of such stock of the next preceding quarterly cash dividend on such stock to the extent that such preceding quarterly dividend did not constitute an Extraordinary Cash Dividend and (y)
3.75 percent of the average of the daily Market Prices of such stock for the ten (10) consecutive Trading Days immediately prior to the date of declaration of such dividend, and excluding any dividend or distribution in connection with the liquidation, dissolution or winding up of the issuer of such stock.

  "Reference Treasury Strip" means the stripped principal Treasury note or stripped interest Treasury note outstanding on the date of receipt or deemed receipt of any cash in respect of Exchange Property for which one or more Reference Treasury Quotations are available with a maturity date on or, if no such stripped Treasury note is then quoted, next preceding the Settlement Date. "Reference Treasury Quotation" means the average of the bid and asked yields to maturity for the Reference Treasury Strip as quoted by three primary U.S. Government securities dealers in New York City selected by Torchmark, one of which shall be Morgan Stanley & Co. Incorporated.

  Holders of Purchase Contracts will be responsible for the payment of any and all brokerage costs upon the subsequent sale of Exchange Property deliverable upon settlement of such Purchase Contracts.

  Fractional Shares. No fractional shares of Vesta Common Stock or other Exchange Property will be delivered upon settlement of any Purchase Contract. In lieu of any fractional share otherwise deliverable upon settlement of all Purchase Contracts of any holder, such holder shall be entitled to receive an amount in cash equal to the value of such fractional share at the Applicable Market Price of such fractional share.

CERTAIN PROVISIONS OF THE UNIT AGREEMENT

  Payment in Respect of PEPS; Delivery of Vesta Common Stock. Payments on Definitive PEPS in respect of interest on the related Notes and the delivery of any Exchange Property (or cash in lieu thereof) in respect of Definitive PEPS will be made on the Settlement Date or any Acceleration Date upon presentation of the relevant PEPS at the offices of the Unit Agent.

  The Unit Agent will have no obligation to invest or to pay interest on any amounts held by it pending distribution.

  No service charge will be made to the PEPS holder for any registration of transfer or exchange of the PEPS, except for any tax or other governmental charge incidental thereto.

  Ownership of Vesta Common Stock. The Unit Agreement and the Indenture will contain a covenant requiring Torchmark or any Initial Guarantor or Substitute Guarantor to own, directly or indirectly, through a wholly-owned subsidiary or otherwise, at all times prior to the Settlement Date or any Acceleration Date a number of shares of Vesta Common Stock or an amount of other Exchange Property that is at least equal to the maximum number of shares of Vesta Common Stock or the maximum amount of Exchange Property, as the case may be, that could be delivered upon settlement of all then outstanding Purchase Contracts.

  Modification. The Unit Agreement will contain provisions permitting Torchmark and the Unit Agent with the consent of the holders of not less than 66 2/3% of the number of the PEPS at the time outstanding, to modify the terms of the PEPS, the Purchase Contracts and the Unit Agreement, except that no such modification may, without the consent of the holder of each outstanding PEPS affected thereby, (a) change any Payment Dates, (b) impair the right to institute suit for the enforcement of any Purchase Contract, increase the price to purchase Exchange Property on settlement of Purchase Contracts or change the Settlement Date, (c) reduce the above-stated percentage of outstanding PEPS, the consent of whose holders is required for the modification or amendment of the provisions of the PEPS, the Purchase Contracts or the Unit Agreement, or (d) materially and adversely alter the rights of the holders of PEPS.

INFORMATION CONCERNING THE UNIT AGENT

  First Chicago will be the Unit Agent. The Unit Agent will act as the agent for the holders of PEPS from time to time. The Unit Agreement will not obligate the Unit Agent to exercise any discretionary actions in connection with a default under the terms of the PEPS, the Unit Agreement or the Indenture. The Unit Agent will also serve as the Trustee.

  The Unit Agreement will contain provisions limiting the liability of the Unit Agent. The Unit Agreement will contain provisions under which the Unit Agent may resign or be replaced. Such resignation or replacement would be effective upon appointment of a successor.

MISCELLANEOUS

  The Unit Agreement will provide that Torchmark will pay all fees and expenses related to (i) the offering of the PEPS and (ii) the enforcement by the Unit Agent of the rights of the PEPS holders.

  Subject to the foregoing and applicable law (including, without limitation, U.S. Federal securities laws), Torchmark or its subsidiaries may at any time, and from time to time, purchase outstanding PEPS by tender, in the open market or by private agreement.

DESCRIPTION OF BOOK-ENTRY PEPS

  The Depository Trust Company ("DTC") will act as depositary for the Book-Entry PEPS. All Notes underlying Book-Entry PEPS will be represented by a global registered Note (the "Global Note"), will be issued in a denomination equal to the aggregate principal amount of outstanding Notes to be represented thereby and will be held by First Chicago, as Unit Agent and as custodian for DTC. All Purchase Contracts underlying Book-Entry PEPS will be represented by a registered global Purchase Contract (the "Global Purchase Contract"), which will be registered in the name of First Chicago, as Unit Agent, and will be issued in a denomination equal to the number of outstanding Purchase Contracts to be represented thereby. Such Global Note and Global Purchase Contract will be deposited with the Unit Agent pursuant to the terms of the Unit Agreement. Unless and until Book-Entry PEPS are exchanged in whole or in part for Definitive PEPS, Book-Entry PEPS held by DTC may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor.

  DTC has advised Torchmark and the Underwriter as follows: DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants (as described below) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (including the Underwriter), banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own the DTC. Access to the DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

  Upon the issuance of a Book-Entry PEPS, DTC will credit on its book-entry registration and transfer system the respective numbers of PEPS to the accounts of institutions that have accounts with DTC ("participants"). The accounts to be credited upon issuance shall be designated by the Underwriter through which such Book-Entry PEPS were sold. Ownership of beneficial interests in such Book-Entry PEPS will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Book-Entry PEPS will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary for such Book-Entry PEPS or by participants or persons that hold interests through participants. The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Book-Entry PEPS.

  So long as DTC or its nominee is the registered owner of the Book-Entry PEPS, DTC or such nominee, as the case may be, will be considered the sole owner or holder of such PEPS for all purposes under the Unit Agreement. Except as set forth below, owners of beneficial interests in a Book-Entry PEPS will not be entitled to have such PEPS registered in their names, will not receive or be entitled to receive physical delivery of such PEPS in definitive form and will not be considered the owners or holders thereof under the Unit Agreement or the Indenture.

  DTC has advised Torchmark that it will take any action permitted to be taken by an owner or holder of PEPS only at the direction of one or more participants to whose account with DTC such owner's PEPS are credited. Additionally, DTC has advised Torchmark that it will take such actions with respect to any percentage of the beneficial interest of owners who hold PEPS through participants only at the direction of and on behalf of participants whose account holders include undivided interests that satisfy any such percentage. DTC may take conflicting actions with respect to other undivided interests to the extent that such actions are taken on behalf of participants whose account holders include such undivided interests.

  Payments of interest on Book-Entry PEPS will be made to DTC or its nominee, as the case may be, as the registered owner or the holder of such PEPS. None of Torchmark, the Underwriter, the Trustee, the paying agent or the security registrar for the PEPS will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Book-Entry PEPS or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  Torchmark expects that DTC, upon receipt of any delivery of securities or payment of cash in respect of a Book-Entry PEPS, will credit immediately participants' accounts with such delivery or payments in amounts proportionate to their respective beneficial interests in such PEPS as shown on the records of DTC. Torchmark also expects that such delivery or payments by participants to owners of beneficial interests in such PEPS held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants. Accordingly, although owners who hold Book-Entry PEPS through participants will not possess PEPS, the participants provide a mechanism by which holders of Book-Entry PEPS will receive securities or payments and will be able to transfer their interests.

  If DTC is at any time unwilling or unable to continue as depository of the Book-Entry PEPS and a successor depository is not appointed by Torchmark within 90 days, Torchmark will issue PEPS in definitive form in exchange for the Book-Entry PEPS. In addition, Torchmark may at any time determine not to have the PEPS issued in book-entry form and, in such event, will issue Definitive PEPS in exchange for the Book-Entry PEPS. In either instance, an owner of a beneficial interest in a Book-Entry PEPS will be entitled to have Definitive PEPS equal in number to such Book-Entry PEPS registered in its name and will be entitled to physical delivery of such Definitive PEPS. Holders of Book-Entry PEPS also will be entitled to request and receive Definitive PEPS. In the case of a person holding Book-Entry PEPS, Definitive PEPS will be issued to and registered in the name of, or as directed by, such person only upon the request in writing by the Unit Agent (based upon the instructions of DTC).

NOTICES

  Notices to holders of PEPS will be given by mail to registered holders, which, in the case of Book-Entry PEPS, will be Cede & Co., DTC's nominee. In addition, 30 days' notice of Torchmark's election to settle PEPS for cash, Vesta Common Stock or other Exchange Property, or a combination of cash and Vesta Common Stock or other Exchange Property will be given by public announcement. Conveyance of notices and other communications by DTC to its participants and by participants to indirect participants and to beneficial owners of the PEPS will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

TITLE

  Torchmark, the Trustee, the Unit Agent and any agent of theirs may treat the Person in whose name a PEPS is registered, as the absolute owner thereof (whether or not such security may be overdue) for the purpose of making payment and for all other purposes.

GOVERNING LAW

  The Indenture, the Unit Agreement, the PEPS and the Purchase Contracts will be governed by, and construed in accordance with the laws of the State of New York.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

  The following discussion is based upon the advice of Torchmark's counsel, Alston & Bird, as to certain of the material U.S. federal income tax consequences that may be relevant to the ownership of a PEPS by a holder who
(i) is an initial purchaser of the PEPS acquiring the PEPS at the initial Price to Public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the PEPS is sold for cash (the "issue price") and (ii) holds the PEPS as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). The discussion set forth below does not address all of the tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special treatment under federal income tax laws (e.g., certain financial institutions, insurance companies, tax-exempt organizations, dealers in options or securities, or persons who hold a PEPS as a part of a hedging transaction or straddle or as part of a "conversion transaction" or a "synthetic security" or other integrated investment). This summary is based on the Code, administrative pronouncements, judicial decisions and existing and proposed Treasury Regulations, changes to any of which subsequent to the date of this Prospectus may affect the tax consequences described herein.

  Torchmark intends to treat each PEPS as a single security constituting indebtedness of Torchmark for U.S. federal income tax purposes. Such treatment is binding on Torchmark and on all holders of the PEPS, except for holders who disclose on their tax returns that they are treating the PEPS in a manner inconsistent with Torchmark's treatment. Torchmark's treatment of the PEPS is not, however, binding upon the Internal Revenue Service (the "IRS") or the courts, no ruling has been requested from the IRS with respect to the PEPS, and there can be no assurance that Torchmark's treatment of the PEPS will be accepted. Because of the absence of any statutory, judicial or administrative authority on point, there are substantial uncertainties regarding the U.S. federal income tax consequences of an investment in the PEPS. ACCORDINGLY, PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE PEPS (INCLUDING ALTERNATIVE CHARACTERIZATIONS OF THE PEPS) AND WITH RESPECT TO ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION. Unless otherwise stated, the following discussion assumes treatment of a PEPS as a single security constituting indebtedness of Torchmark.

  As used herein, the term "United States Holder" means a holder of PEPS that is, for United States federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source, or (iv) a person otherwise subject to United States federal income taxation on a net income basis in respect of such holder's ownership of the PEPS. The term "Non-U.S. Holder" means a holder of PEPS that is not a United States Holder.

  The term "Holder" as used below in the discussion of "Tax Consequences to United States Holders" and "Tax Consequences to Non-U.S. Holders" means a "United States Holder" and a "Non-U.S. Holder," respectively.

TAX CONSEQUENCES TO UNITED STATES HOLDERS

  Accrual of Interest Income. Regardless of the Holder's method of accounting for U.S. federal income tax purposes, Holders of PEPS will be required to accrue interest income on the PEPS according to the following method. First, at the time the PEPS are issued, Torchmark will be required to determine a "comparable yield" for the PEPS. The "comparable yield" for a PEPS is the yield at which Torchmark would issue a fixed-rate debt instrument having terms and conditions (including the level of subordination, term, timing of payments and general market conditions) similar to those of a PEPS. Torchmark believes that such comparable yield is %.

  Second, solely for purposes of determining the amounts of interest income required to be accrued on the PEPS by Holders for U.S. federal income tax purposes, Torchmark will be required to construct a payment schedule (the "Schedule") for the PEPS. The Schedule does not constitute a representation by Torchmark as to the timing or amount of payments to be made under the PEPS and should not be relied on by Holders for any purpose other than that described in the previous sentence. Based on Torchmark's determination that the comparable yield for a PEPS is %, the Schedule will consist of all periodic stated interest payments to be made under the PEPS and a projected amount payable under the PEPS upon settlement of the PEPS by Torchmark on the
Settlement Date of the PEPS equal to $   (the "Projected Amount").

  Third, the Holder will be required to include in income an amount of interest which will be accrued using a constant yield method and will be based on the comparable yield for the PEPS. Because the comparable yield for the PEPS, as determined by Torchmark, is higher than the annual rate upon which stated interest payments are based, the amount which the Holder will be required to treat as interest income for U.S. federal income tax purposes in any taxable year will exceed the stated interest payments made under the PEPS during such time.

  Fourth, as described in "Sale, Exchange or Settlement of the PEPS," an adjustment will be made upon Settlement of the PEPS on the Settlement Date in order to reflect the difference between the actual amount received under the PEPS at that time and the Projected Amount.

  Sale, Exchange or Settlement of the PEPS. Upon a sale or exchange of the PEPS (other than Settlement), a Holder will recognize gain or loss equal to the difference between the amount realized on the sale or exchange and such Holder's adjusted basis in the PEPS. The Holder's adjusted basis in the PEPS will equal the cost of the PEPS to such Holder, increased by the amount of interest income previously accrued by the Holder under the method described in "Accrual of Interest Income," and decreased by the amount of all payments of stated interest made under the PEPS. The Holder is required to treat any gain recognized upon a sale or exchange of the PEPS as interest income. Any loss recognized upon such a sale or exchange will be treated as an ordinary loss to the extent of the Holder's previous interest inclusions under the PEPS, with the remainder being treated as a capital loss.

  Upon Settlement of the PEPS, if the amount actually received by the Holder at such time exceeds the Projected Amount, then the Holder will be required to treat such excess as interest income. Any excess of the Projected Amount over the amount actually received (a "Negative Adjustment") must be treated by the Holder as follows: (i) to the extent of the Holder's interest inclusions for the taxable year in which Settlement occurs, as a reduction of such inclusions; (ii) to the extent that the Negative Adjustment exceeds the amount of the inclusions described in (i) but does not exceed the amount of all previous interest inclusions under the PEPS, as an ordinary loss; and (iii), to the extent that the Negative Adjustment exceeds the sum of the amounts described in (i) and (ii), as a capital loss. Any ordinary loss described in the previous paragraph or in clause (ii) of the preceding sentence will not be subject to the 2% floor limitation imposed on miscellaneous deductions under Section 67 of the Code. A Holder receiving Exchange Property upon Settlement of a PEPS will have a basis in the Exchange Property equal to such property's fair market value at the time of Settlement, and a holding period in the Exchange Property beginning on the day after the Settlement.

  The distinction between capital gain or loss and ordinary income or loss is potentially significant in several respects. For example, limitations apply to a United States Holder's ability to offset capital losses against ordinary income. In addition, certain individuals are subject to taxation at a reduced rate on long-term capital gains.

  No Assurance Regarding the Tax Treatment of an Investment in the
PEPS. Because of the absence of legal authority directly applicable to the PEPS and similar instruments, no assurance can be given that the IRS will accept or that a court will uphold the characterization and tax treatment of the PEPS described above. Instead, each PEPS may, for example, be treated for U.S. federal income tax purposes as consisting of two separate securities: (i) an indebtedness of Torchmark with terms identical to those of the Note component of a PEPS; and (ii) the related Purchase Contract. If a PEPS were treated in this manner, then the "issue price" of the Note component of a PEPS might be more or less than the issue price of a PEPS, resulting in a Note with either amortizable bond premium or original issue discount ("OID"), as the case might be. Torchmark believes that, if the PEPS were treated as consisting of two separate securities, the issue price of a PEPS would be greater than the issue price of the Note component of the PEPS, with the result that a Note would have OID. Holders should consult their tax advisors regarding the U.S. federal income tax consequences resulting from holding a Note with amortizable bond premium or OID.

  If a PEPS were treated for tax purposes as consisting of two separate securities, then the difference between the amount realized upon the sale or exchange of a PEPS (other than the Settlement of the PEPS) and the Holder's basis in the Note and Purchase Contract components of such PEPS would be treated as capital gain or loss. Upon Settlement, a Holder would not recognize any gain or loss when the Holder received Exchange Property under the Purchase Contract component of the PEPS.

  Effectively Connected Income. If a Holder of a PEPS would be a Non-U.S. Holder but for the fact that it is engaged in a trade or business in the United States, and if interest paid under the PEPS is effectively connected with the conduct of such trade or business, such Holder will be exempt from the withholding tax discussed in paragraph (a) of "Tax Consequences to Non-U.S. Holders." Such a Holder generally will be subject to regular United States federal income tax on interest and on any gain realized on a sale, exchange or Settlement of a PEPS that is effectively connected with the conduct of such business, in the manner described in "Accrual of Interest Income" and "Sale, Exchange or Settlement of the PEPS." Such a Holder will be required to provide to Torchmark a properly executed Internal Revenue Service Form 4224 in order to claim an exemption from withholding tax. In addition, if such Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments. For purposes of the branch profits tax, interest on and any gain recognized on the sale, exchange or Settlement of a PEPS will be included in the effectively connected earnings and profits of such Non-U.S. Holder if such interest or gain, as the case may be, is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

TAX CONSEQUENCES TO NON-U.S. HOLDERS

  Under present United States federal income tax law and subject to the discussion below concerning backup withholding, Torchmark believes that:

    (a) A 30% U.S. federal withholding tax will be imposed on interest paid to a Non-U.S. Holder under the PEPS unless: (1) the "portfolio interest exemption" described below applies; (2) a bilateral income tax treaty reduces or eliminates such withholding; or (3) such income is effectively connected with a U.S. trade or business and Form 4224 is received by the withholding agent. Such withholding tax will be deducted from payments made under the PEPS, and will be calculated based on amounts of interest deemed to have been accrued by the Holder using the same method as is described in "Tax Consequences to United States Holders--Accrual of Interest Income." As a result, more than 30% of a stated interest payment made under a PEPS may be withheld. Periodic payments of stated interest on the PEPS by Torchmark to any Non-U.S. Holder, and amounts received by such Holder from Torchmark upon Settlement of the PEPS, will not be subject to United States federal withholding tax provided that (i) the Holder does not own 10 percent or more of the total combined voting power of all classes of stock of Torchmark entitled to vote, (ii) the Holder is not a controlled foreign corporation that is related, directly or indirectly, to Torchmark through stock ownership, (iii) the Holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code, (iv) the statement requirement set forth in Section 871(h) below or Section 881(c) of the Code has been fulfilled with respect to the beneficial owner, as discussed below and (v) Vesta is not and has not been during certain periods a "U.S. real property holding company" for U.S. federal income tax purposes. Vesta and Torchmark do not believe that Vesta is or is likely to become a U.S. real property holding company. Provided that the proper statements are furnished, Torchmark does not presently intend to withhold on periodic payments of stated interest made under and amounts received upon Settlement of the PEPS. If, however, amounts received with respect to a PEPS by a Non-U.S. Holder are treated as ordinary income other than interest, the "portfolio interest" exemption will not apply. Accordingly, it is possible that U.S. federal withholding tax may be imposed on such amounts. In such event, such amounts may be treated as "other income" which would be exempt from withholding under certain income tax treaties of the United States if a Form 1001 (or a suitable substitute form) were furnished by such Holder.

    (b) A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale, exchange or Settlement of a PEPS unless: (i) the gain is effectively connected with a U.S. trade or business of the Holder; (ii) in the case of certain Non-U.S. Holders who are non-resident alien individuals and hold the PEPS as a capital asset, such individuals are present in the United States for 183 days or more in the taxable year of the disposition; or (iii) the gain realized results from a sale or disposition of a U.S. real property interest. (Torchmark does not believe that the sale or disposition of a PEPS could be treated as a sale of a U.S. real property interest.)

    (c) In the event that the portfolio interest exemption does not apply to interest paid on a PEPS, the fair market value of the PEPS may be includible in the gross estate of a non-resident alien individual Holder for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

  Sections 871(h) and 881(c) of the Code require that, in order to obtain the exemption from withholding tax described in paragraph (a) above, either the beneficial owner of a PEPS, or a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution") and that is holding the PEPS on behalf of such beneficial owner, file a statement with Torchmark or its agent to the effect that the beneficial owner of the PEPS is not a United States Holder. Under temporary United States Treasury Regulations, such requirement will be fulfilled if the beneficial owner of a PEPS certifies on Internal Revenue Service Form W-8 (or a substitute form thereof), under penalties of perjury, that it is not a United States Holder and provides its name and address, and any Financial Institution holding the PEPS on behalf of the beneficial owner files a statement with Torchmark or its agent to the effect that it has received such a statement from the Holder (and furnished the payor with a copy thereof).

BACKUP WITHHOLDING AND INFORMATION REPORTING

  Payments on a PEPS, including the proceeds received from the sale, exchange or Settlement of a PEPS, may be subject to U.S. backup withholding tax at the rate of 31% if the Holder thereof fails to supply an accurate taxpayer identification number or otherwise to comply with applicable U.S. information reporting or certification requirements. Any amounts so withheld will be allowed as a credit against such Holder's U.S. federal income tax liability and may entitle such Holder to a refund, provided that the required information is furnished to the IRS.

  Payments to Non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S.

                                 UNDERWRITERS

  Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the
Underwriters named below, for whom Morgan Stanley and        are serving as
Representatives, have severally agreed to purchase, and Torchmark has agreed to sell to them, the number of PEPS set forth opposite the names of such Underwriters below:

                                                                        NUMBER
               NAME                                                     OF PEPS
               ----                                                    ---------
   Morgan Stanley & Co. Incorporated..................................
                                                                       ---------
   Total.............................................................. 4,130,000
                                                                       =========

  The Underwriting Agreement provides that the obligation of the Underwriters to pay for and accept delivery of the PEPS is subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the PEPS if any are taken.

  The Underwriters initially propose to offer part of the PEPS directly to the public at the Price to Public set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of % of the Price to Public of the PEPS. The Underwriters may allow, and such dealers may reallow, a concession not in excess of % of the Price to Public of the PEPS to certain dealers. After the initial offering of the PEPS, the offering price and other selling terms may from time to time be varied by the Underwriters.

  Each of Torchmark and Vesta have agreed that they will not for a period of 90 days following the sale by Torchmark of the PEPS offered hereby, without the prior written consent of Morgan Stanley, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Vesta Common Stock or any securities convertible into or exercisable or exchangeable for Vesta Common Stock, (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of the ownership of the Vesta Common Stock, whether any such transaction is to be settled by delivery of Vesta Common Stock or such other securities, in cash or otherwise, or (3) file a registration statement with the Commission for an offering of Vesta Common Stock or any securities convertible into, or exercisable or exchangable for Vesta Common Stock other than (i) the PEPS offered hereby and (ii) options to purchase Vesta Common Stock, or shares of Vesta Common Stock issued upon exercise of such options, granted under Vesta's existing stock option and stock purchase plans. The officers and directors of each of Torchmark and Vesta have entered into similar 90-day lock-up agreements.

  Torchmark has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act. Vesta has also agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

  The Underwriters currently intend, but are not obligated, to make a market in the PEPS, as permitted by applicable rules and regulations. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the PEPS.

  From time to time, certain of the Underwriters have provided, and continue to provide, investment banking services to Torchmark and/or Vesta.

                                 LEGAL MATTERS

  Certain matters with respect to the validity of the PEPS, the Purchase Contracts and the Notes offered hereby will be passed upon for Torchmark by Alston & Bird, Atlanta, Georgia. Certain legal matters relating to the PEPS, the Purchase Contracts and the Notes will be passed upon for the Underwriter by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

  The consolidated financial statements of Torchmark as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

  The report of KPMG Peat Marwick LLP covering the December 31, 1995 consolidated financial statements refers to changes in accounting principles to adopt the provisions of Statement of Financial Accounting Standards (SFAS) No. 106 Employers' Accounting for Postretirement Benefits Other than Pensions, SFAS No. 109 Accounting for Income Taxes, SFAS No. 115 Accounting for Certain Investments in Debt and Equity Securities and SFAS No. 121 Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to Be Disposed Of.

                             AVAILABLE INFORMATION

  Torchmark is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and files reports, proxy statements and other information with the Commission. Such reports, proxy statements, and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C., 20549; at its New York Regional Office, Seven World Trade Center, New York, New York 10048; and at its Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005 and the London Stock Exchange, Old Broad Street, London EC2N 11XP, England on which one or more of Torchmark's securities are listed. In addition, the Commission maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding Torchmark and other registrants that file electronically with the Commission.

  This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments, supplements and exhibits thereto, the "Registration Statement") filed by Torchmark with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information set forth in the Registration Statement (in accordance with the rules and regulations of the Commission), and reference is hereby made to the Registration Statement and related exhibits for further information with respect to Torchmark and the PEPS.

  Attached hereto as Appendix A is the Vesta Prospectus covering the shares of Vesta Common Stock that may be received upon settlement of a Purchase Contract. Information relating to Vesta set forth herein and in the Vesta Prospectus was prepared by and is the sole responsibility of Vesta. Torchmark makes no representation or warranty with respect thereto, and the Vesta Prospectus does not constitute a part this Prospectus and is not incorporated herein by reference.

                      DOCUMENTS INCORPORATED BY REFERENCE

  The following documents filed by Torchmark with the Commission are incorporated herein by reference: (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1995; (ii) Report on Form 10-Q for the period ended March 31, 1996; (iii) Reports on Form 8-K dated January 17, 1996, February 1, 1996, March 31, 1996, April 10, 1996 and April 24, 1996; (iv)
Report on Form 10-Q/A for the period ended March 31, 1996, dated May 20, 1996; and (v) Report on Form 10-Q for the period ended June 30, 1996.

  All reports and other documents subsequently filed by Torchmark pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the PEPS offered hereby (collectively, with the documents referenced above, the "1934 Act Reports") shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement set forth herein or in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement set forth herein or in a subsequently filed document deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Torchmark will furnish, without charge, to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any and all of the 1934 Act Reports incorporated herein by reference other than exhibits to such Reports (unless such exhibits are specifically incorporated by reference therein) and any other documents specifically identified herein as incorporated by reference into the Registration Statement to which this Prospectus relates, or into another 1934 Act Report of Torchmark. Requests for such documents should be submitted in writing to the Investor Relations Department, Torchmark Corporation, 2001 Third Avenue South, 16th Floor, Birmingham, Alabama 25233 or by telephone at (205) 325-4200.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth expenses in connection with the issuance and distribution of the securities being registered. All amounts shown are estimated, except the SEC Filing Fee.

       Securities and Exchange Commission Filing Fee................ $54,829.31
       Rating Agency Fees...........................................     *
       Accounting Fees and Expenses.................................     *
       Legal Fees and Expenses......................................     *
       Blue Sky Fees and Expenses...................................     *
       Printing Expenses............................................     *
       Miscellaneous................................................     *
                                                                     ----------
           Total.................................................... $   *
                                                                     ==========

- --------
*To be provided by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 1 of Article Ninth of the Restated Certificate of Incorporation of Torchmark provides that a director will not be personally liable to Torchmark or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (a) for any breach of the duty of loyalty to the Registrant or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for paying a distribution or approving a stock repurchase in violation of the Delaware General Corporation Law (the "Act"), or (d) for any transaction from which the director derived an improper personal benefit.

  Section 2(a) of Article Ninth provides that each person who was or is made a party or is threatened to be made a party to, or is involved in, specific actions, suits or proceedings by reason of the fact that he or she is or was a director or officer of Torchmark (or is or was serving at the request of Torchmark as a director, officer, employee or agent for another entity) while serving in such capacity will be indemnified and held harmless by Torchmark, to the full extent authorized by the Act, as in effect (or, to the extent indemnification is broadened, as it may be amended) against all expense, liability or loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred by such person in connection therewith. With respect to derivative actions, indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such an action and the Act requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to Torchmark. Rights conferred hereby are contract rights and include the right to be paid by Torchmark the expenses incurred in defending the proceedings specified above, in advance of their final disposition; provided that, if the Act so requires, such payment will only be made upon delivery to Torchmark by the indemnified party of an undertaking to repay all amounts advanced if it is ultimately determined that the person receiving such payments is not entitled to be indemnified under such Section 2(a) or otherwise. Torchmark may, by action of its Board of Directors, provide indemnification to its employees and agents with the same scope and effect as the foregoing indemnification of directors and officers.

  Section 2(b) of Article Ninth provides that persons indemnified under
Section 2(a) may bring suit against Torchmark to recover unpaid amounts claimed thereunder, and that if such suit is successful, the expense of bringing such suit will be reimbursed by Torchmark. While it is a defense to such a suit that the person claiming indemnification has not met the applicable standards of conduct making indemnification permissible under the Act, the burden of proving the defense is on Torchmark and neither the failure of Torchmark's Board of Directors, independent legal counsel or the shareholders to have made a determination that indemnification is proper, nor an actual determination that the claimant has not met the applicable standard of conduct, is a defense to the action or creates a presumption that the claimant has not met the applicable standard of conduct.

  The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in paragraphs 2(a) and 2(b) of Article Ninth is not exclusive of any other right which any person may have or acquire under any statute, provision of the Certificate of Incorporation or By-Laws, or otherwise. Torchmark may maintain insurance, at its expense, to protect itself and any directors, officers, employees or agents of Torchmark or other entity against any expense, liability or loss, whether or not Torchmark would have the power to indemnify such persons against such expense, liability or loss under the Act.

ITEM 16. EXHIBITS.

    1 --Form of Underwriting Agreement*
  4.1 --Indenture by and between Torchmark Corporation and The First National
       Bank of Chicago as Successor Trustee dated as of February 1, 1987
       (incorporated herein by reference to Registrant's Registration Statement on Form S-3 (Commission File No. 33-11816) filed February 6, 1987)
  4.2 --Form of Supplemental Indenture between Torchmark and The First National
       Bank of Chicago, as Trustee*
  4.3 --Form of Notes (included in Exhibit 4.2)
  4.4 --Form of Purchase Contract*
  4.5 --Form of Unit Agency Agreement*
  5   --Opinion of Alston & Bird*
  8   --Federal Income Tax Opinion of Alston & Bird*
 10   --Memorandum Agreement*
 12   --Statement of Computation of Ratio of Earnings to Fixed Charges of
       Torchmark
 23.1 --Consent of KPMG Peat Marwick LLP, Independent Auditors
 23.2 --Consent of Alston & Bird (included in Exhibits 5.1 and 8.1)
 24   --Powers of Attorney for Torchmark
 25   --Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of as Trustee*

- --------
* To be filed by amendment.

ITEM 17. UNDERTAKINGS.

  The undersigned registrants hereby undertake:

  (a) That, for purposes of determining any liability under the Securities Act of 1933 (the "Securities Act"), each filing of Torchmark's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act), that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein and the offering of such securities at the time shall be deemed to be the initial bona fide offering hereof.

  (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrants pursuant to the provisions referred to in Item 15 of this registration statement, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereby, the Registrants will, unless in the opinion of counsel to the Registrants the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (c) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (d) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering hereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENT OF THE SECURITIES ACT, TORCHMARK HEREBY CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY
AUTHORIZED, IN THE CITY OF BIRMINGHAM, STATE OF ALABAMA, ON THE   DAY OF   ,
1996.

                                          Torchmark Corporation

                                                 /s/ R.K. Richey
                                          By: _________________________________
                                                      R.K. RICHEY
                                                      CHAIRMAN AND CHIEF
                                                      EXECUTIVE OFFICER

  Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

              SIGNATURE                        TITLE                 DATE

         /s/ R.K. Richey               Chairman, Chief                , 1996
- -------------------------------------   Executive Officer
            (R.K. RICHEY)               and Director

                  *                    Vice Chairman and              , 1996
- -------------------------------------   Director (Principal
          (KEITH A. TUCKER)             Financial Officer)

                  *                    Vice President and             , 1996
- -------------------------------------   Chief Accounting
          (GARY L. COLEMAN)             Officer (Principal
                                        Accounting Officer)

                  *                    Director                       , 1996
- -------------------------------------
          (DAVID L. BOREN)

                  *                    Director                       , 1996
- -------------------------------------
            (J.P. BRYAN)

                  *                    Director                       , 1996
- -------------------------------------
         (JOSEPH M. FARLEY)

              SIGNATURE                         TITLE                DATE


                  *                     Director                      , 1996
- -------------------------------------
         (LOUIS T. HAGOPIAN)

                  *                     Director                      , 1996
- -------------------------------------
           (C. B. HUDSON)

                  *                     Director                      , 1996
- -------------------------------------
       (JOSEPH L. LANIER, JR.)

                  *                     Director                      , 1996
- -------------------------------------
        (HAROLD T. MCCORMICK)

                  *                     Director                      , 1996
- -------------------------------------
         (GEORGE J. RECORDS)

                  *                     Director                      , 1996
- -------------------------------------
       (YETTA G. SAMFORD, JR.)

     /s/ William C. Barclift
*By _________________________________
        (WILLIAM C. BARCLIFT)
         (ATTORNEY-IN-FACT)